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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada M5H 2M5
Executive Offices

1. Short Form Prospectus
2. Consent letters
3. Feasibility Study

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SEC 1815 (11-2002) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be publicly offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. **Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Desert Sun Mining Corp. at 65 Queen Street West, Suite 810, Toronto, Ontario M5H 2M5, telephone (416) 861-5875. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Desert Sun Mining Corp. at the above-mentioned address and telephone number.*

The securities offered under this short form prospectus have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from registration under the U.S. Securities Act or applicable state securities laws, may not be offered or sold, directly or indirectly, within the United States of America or to U.S. persons. See "Plan of Distribution".

SHORT FORM PROSPECTUS

<u>*New Issue*</u>   November 12, 2003

DESERT SUN MINING CORP.
$15,000,001
8,823,530 Units

This short form prospectus is being filed to qualify the distribution (the "Offering") of 8,823,530 units (the "Units") of Desert Sun Mining Corp. ("Desert Sun" or the "Corporation") at a price of $1.70 per Unit (the "Offering Price"), each Unit consisting of one common share (a "Common Share") in the capital of the Corporation and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") will entitle the holder to purchase one Common Share at a price of $2.50 at any time before 5:00 p.m. (Toronto time) on the date that is five years following the closing of the Offering. The Units will be issued pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of November 3, 2003 (the "Underwriting Agreement") between Desert Sun and Sprott Securities Inc., Griffiths McBurney & Partners and CIBC World Markets Inc. (collectively, the "Underwriters").

The outstanding Common Shares of Desert Sun are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "DSM". On October 29, 2003, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $1.58. The TSX has conditionally approved the listing of the Common Shares and Warrants distributed under this prospectus and the Common Shares issuable upon exercise of these Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before January 28, 2004, including distribution of the Warrants to a minimum number of public securityholders.

	Price to the public(1)	Underwriters' Fee	Net proceeds to the Corporation(2)
Price: $1.70 per Unit			
Per Unit	$1.70	$0.1105	$1.5895
Total(3)	$15,000,001.00	$975,000.06	$14,025,000.94

Notes:

(1) The price per Unit was determined by negotiation between the Corporation and the Underwriters. Of the Offering Price, the Corporation will allocate $1.56 to each Common Share and $0.14 to each one-half of one Warrant comprised in each Unit.

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $500,000 and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 2,941,177 Units at the Offering Price at any time prior to the closing of the Offering. In the event that the Underwriters' Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $20,000,001.90, $1,300,000.12 and $18,700,001.78, respectively. This short form prospectus qualifies the distribution of the Underwriters' Option and the Units issuable upon exercise of the Underwriters' Option.

An investment in the Common Shares and Warrants is subject to certain risks. Prospective investors should carefully consider the risk factors described in this short form prospectus under "Risk Factors".

The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale if, as, and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Aird & Berlis LLP. See "Legal Matters". Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery at the closing of the Offering, which is expected to take place on or about November 20, 2003, or such other date as may be agreed to by the Corporation and the Underwriters but in any event no later than December 4, 2003.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated by reference herein, contain "forward-looking statements", which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend", "could", "would", "might", "budget", "estimate" and similar or comparable words and expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to management. Such forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold or other metal production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates and are or may be based on assumptions and estimates related to future economic, market political, social and other conditions.

Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forwardlooking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Desert Sun cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward looking statements are made as of the date of this short form prospectus or in the case of documents incorporated by reference herein, as of the dates of such documents, and Desert Sun assumes no obligation to update or revise them to reflect new events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)   initial annual information form ("AIF") of the Corporation dated January 3, 2003 for the year ended August 31, 2002, other than the documents specifically incorporated by reference in the AIF;

(b)   audited comparative consolidated financial statements of the Corporation as at and for the fiscal years ended August 31, 2002 and August 31, 2001, together with the auditors' report thereon and the notes thereto and management's discussion and analysis in respect thereof;

(c)   unaudited interim comparative consolidated financial statements of the Corporation as at, and for the nine months ended May 31, 2003 and May 31, 2002, together with the notes thereto and management's discussion and analysis in respect thereof;

(d)   management information circular dated January 3, 2003 prepared in connection with the annual and special meeting of shareholders of the Corporation held on February 12, 2003, other than the section entitled "Continuance under the *Canada Business Corporations Act*" (the "Continuance") and Appendices "A" through "D";

(e)   material change report of the Corporation dated September 8, 2003 relating to the entering into of an $11.2 million private placement;

(f)   material change report of the Corporation dated September 12, 2003 relating to the feasibility study on the Jacobina property and the preliminary assessment of the extended life of mine plan for the Jacobina property;

(g)   material change report of the Corporation dated October 23, 2003 relating to the appointment of the John Carlesso as Vice-President, Corporate Development;

(h)   material change report of the Corporation dated October 30, 2003 relating to additional exploration results; and

(i)   material change report of the Corporation dated November 3, 2003 relating to the Offering.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering) shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares and Warrants, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)	*Trustee Act* (Ontario)
Pension Benefits Standards Act, 1985 (Canada)	*Loan and Trust Corporations Act* (Ontario)
Trust and Loan Companies Act (Canada)	*An Act respecting insurance* (Québec) for an
Loan and Trust Corporations Act (Alberta)	insurer, as defined therein, incorporated under
Insurance Act (Alberta)	the laws of the Province of Québec, other than
Employment Pension Plans Act (Alberta)	a guarantee fund
Pension Benefits Standards Act (British Columbia)	*An Act respecting trust companies and savings*
Financial Institutions Act (British Columbia)	*companies* (Québec) for a trust company, as
The Insurance Act (Manitoba)	defined therein, which invests its own funds
The Trustee Act (Manitoba)	and funds received as deposits and a savings
The Pension Benefits Act (Manitoba)	company (as defined therein) investing its
Pension Benefits Act (Nova Scotia)	funds
Trustee Act (Nova Scotia)	*Supplemental Pension Plans Act* (Québec)
Pension Benefits Act (Ontario)	*The Pension Benefits Act, 1992* (Saskatchewan)

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Aird & Berlis LLP, counsel to the Underwriters, the Common Shares and Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") and registered education savings plans. In the opinion of such counsel, based in part on a certificate of the Corporation as to factual matters, the Common Shares and Warrants comprising the Units, if issued on the date of this prospectus, would not constitute "foreign property" for the purpose of the tax imposed under Part XI of the Tax Act on the Plans, registered investments and certain other tax exempt entities, including most registered pension funds or plans. Registered education savings plans are not subject to the foreign property rules.

THE CORPORATION

Overview

Desert Sun was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On August 20, 1984, the Corporation changed its name to Consolidated Fredonia Oil & Gas Ltd.

On February 20, 1986, the Corporation changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 11, 1991, the Corporation changed its name to Yellow Point Mining Corp. On August 26, 1994, the Corporation changed its name to Desert Sun Mining Corp. On March 20, 2003, the Corporation was continued under the *Canada Business Corporations Act*.

Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Corporation's principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. See "Item 4 — Narrative Description of the Business — Mineral Properties" in the AIF.

Desert Sun's principal executive and registered offices are located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "DSM". The Common Shares are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol "DRT".

Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of Desert Sun, their respective jurisdictions of incorporation and Desert Sun's current voting and equity interest therein.


DESERT SUN MINING CORP.
(Canada)
100%
99%
100%
Desert Sun de Mexico S.R.L. de C.V. (Mexico) (dormant)
Jacobina Mineracao e Comercio S.A. (Brazil)
1%
DSM Participacoes Ltd. (Brazil)

RECENT DEVELOPMENTS

Equity Financings

The Corporation has completed three equity financings in 2003 for total gross proceeds of $20.9 million. In February 2003, the Corporation issued 4,701,065 units at a price of $1.00 per unit for total gross proceeds to the Corporation of $4.7 million. Each unit consisted of one common share in the capital of the Corporation and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.25 until August 2004. In July 2003, the Corporation issued 4,545,455 units at a price of $1.10 per unit for total gross proceeds to the Corporation of $5 million pursuant to an underwriting agreement with Sprott Securities Inc. Each unit consisted of one common share in the capital of the Corporation and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.35 until July 2005. In September 2003, the Corporation issued 8,115,000 common shares in the capital of the Corporation at a price of $1.38 per share for total gross proceeds to the Corporation of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc.

Proceeds from the financings have been and will be used to advance the exploration and development of the Jacobina property.

Updated Resource Estimate

In August 2003, Micon International Limited ("Micon") reviewed and confirmed the Corporation's updated mineral resource estimate for the Jacobina property in its report entitled "A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil" dated August, 2003 (the "Updated Micon Report").

The following is a summary of the portions of the Updated Micon Report which represent an update of the report of Micon referred to in "Item 4 — Narrative Description of the Business" in the AIF. The summary should be read together with the Updated Micon Report in its entirety.

Exploration Program Result

Desert Sun completed Phase I of an exploration program recommended by Micon and is in the process of completing Phase II of the exploration program. The Phase I exploration drill program consisted primarily of 12 NQ-sized (47.6 millimetre core) diamond drill holes totalling 2,247 metres, additional work included a regional exploration program using remote sensing imagery, analysis of airborne geophysical data, geological data compilation using GIS (geographic information system software), and a program of prospecting, sampling and mapping using garimpeiros.

The Phase II exploration program commenced in March 2003 and was planned to include 8,000 metres of NQ-sized (47.6 millimetre core) diamond drilling, induced polarization (IP) geophysical surveys and continuation of the regional exploration program. The bulk of planned drilling will test three major target areas in the Intermediate Reefs to outline open pittable mineral resources: Serra do C´orrego (1,200 metres), Morro do Vento (4,000 metres) and Joao Belo Sul (2,400 metres).

As of August 12, 2003, 31 holes totalling 3,575 metres had been completed in the Phase II program. Of these, 21 holes totalling 2,311 metres have been drilled at Serra do Corrego and 10 holes totalling 1,264 metres at Morro do Vento. A number of these holes have assays pending and the most recent holes are currently being logged and sampled. As a result of the success at Serra do Corrego in defining an indicated mineral resource for inclusion in the feasibility study and the encouraging first drill results from Morro do Vento, drilling at Joao Belo Sul has been deferred until more rigs are brought onto the site.

Assaying for the program continues to be carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50-g pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility.

Drill Results

All drilling undertaken by Desert Sun was conducted by contract diamond drillers using modern wireline surface drill rigs. The drills were aligned using foresights and backsights set up by Desert Sun geologists. All holes were stopped under geological control to ensure that target horizons had been reached.

Serra do Corrego, located 2 kilometres north of the processing plant, is a 900-metre long target zone in the Intermediate Reefs. Drill holes in the Phase I program suggested the potential for an open pittable zone approximately 30 to 40 metres wide grading in the order of 1.0 to 1.3 g/t Au. The results of the definition drilling continue to confirm the overall continuity and grade of mineralization within the target zone. The new drill data combined with historical drill information have been used to estimate a new mineral resource.

Hole SCO-83, the first drill hole of the Phase II program, returned results of 3.70 g/t Au over a true width of 9.9 metres in the Maneira Reef and 0.86 g/t Au over 7.4 metres true width in the Holandes Reef. These reefs are approximately 200 metres stratigraphically above the Intermediate Reefs and are exposed continuously over a strike length of 1,800 metres on the east flank of the Serra do Corrego hill.

The focus of the additional drilling, from SCO-84 onwards, has been definition drilling of the Intermediate Reefs to outline an indicated mineral resource for inclusion in the feasibility study. Results indicate two highergrade conglomerate reefs known as the Middle Unit (MU) and Lower Unit (LU) with lower grade mineralization in the quartzite separating them. Results from several holes such as SCO-84, which returned an average grade of 1.39 g/t Au over a true width of 32.1 metres, indicated potential for a significant open pittable zone.

Desert Sun has identified a second large, potentially open-pittable target zone in the Intermediate Reefs at Morro do Vento. This area is located 1.5 kilometres south of the processing plant and is the southward continuation of the same reefs as at Serra do Corrego and Morro do Cuscuz from which significant drilling results were obtained in the Phase I program.

At Morro do Vento, the Intermediate Reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 metres in width and extends along strike for 2 kilometres. This package has been previously explored by 20 wide-spaced diamond drill holes over the 2-kilometre strike length as well as in limited underground workings. Conglomerates comprise approximately 25% to 40% of the package which has an overall average grade ranging from 1.5 to 1.7 g/t Au. The following table sets forth drilling results at Morro de Vento.

Hole No.*	Dip (°)	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MVT-289***	-61	161.23	181.64	4.42	20.41	11.2	80
MVT-290	-63	142.46	148.06	2.92	5.60	4.9	90
MVT-291 Dip - 70 deg. Incl.	-70	35.46	38.25	1.42	2.79	2.3	40
		51.32	58.95	1.73	7.63	6.3	58
		74.60	128.64	1.48	54.04	44.3	106
		74.60	95.48	2.58	20.88	17.1	90

*   all holes are NQ diamond drill core size
**   depth calculated based on midpoint of intersection
*** Assays are pending

Drilling in the Phase I program at Joao Belo Sul, located 2 kilometres south of the former Joao Belo Mine, outlined a major extension to the known mineralization. Hole JBA-292 intersected 3.75 g/t Au over a true width of 14.6 metres at a depth of about 69 metres below surface. This intersection included a high-grade section of 10.62 g/t Au over 3.6 metres true width. Ten holes totalling 2,400 metres are planned at Joao Belo Sul in Phase II.

The mineralized horizons intersected in the holes at Joao Belo Sul are believed to continue to the south for an additional 9 kilometres of strike length to the Campo Limpo area where eight wide-spaced holes were previously completed over a strike length of 1,000 metres in the 1980's. Significant results returned included 3.76 g/t Au over 9.5 metres true width and 2.65 g/t Au over 7.4 metres true width. Additional work must be completed to assess these intersections and evaluate continuity.

Sampling

All drill core to be sampled was split in half and one half submitted for assay. In the early portions of the program a hand splitter was used. In the latter part, a diamond saw was obtained and sawing replaced most of the splitting except for lower priority samples. Sample lengths were selected based on lithology with the typical sample being about 0.5 metres long and the longest being approximately 1.0 metres. Much more extensive sampling of the surrounding quartzites is now being conducted because of the potential for low gold grades to affect potential open pit economics.

All samples were tagged with the sample tag stapled to the core box at the start of the sample and a second tag with the same number placed in the sample bag. Care was taken to thoroughly clean the splitter after each sample to avoid contamination of subsequent samples. All drill core, with the exception of some sections of barren intrusive, was split and sent for assay.

At the Jacobina property, a large covered storage facility (roof only), with offices, is maintained for logging and racking of core. This facility is protected by wire mesh and has a locked gate to prevent unauthorized access.

It has power and water and is located behind the former Jacobina mine's main gate. Core is transported directly here, from the drill rigs, and is logged and sampled. Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

The primary analyses of all samples were performed by Lakefield Geosol Ltda. (Lakefield), an ISO 9002 certified laboratory located in Belo Horizonte. Samples were routinely shipped each Friday, in batches of 200 to 300, by truck to Salvador and then by air freight to Belo Horizonte. Turnaround time in the laboratory was approximately 7 to 10 days after receipt of samples.

For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C. Selected pulps and rejects are sent to ALS Brasil by Lakefield Geosol. ALS Brasil rebags and numbers the pulps and pulverizes the rejects to 95% passing 200 mesh.

These samples are shipped to Vancouver for analysis.

Mineral Resources

Micon has re-examined the updated resource estimate summarized below. It is Micon's opinion that these tables are an estimate of the mineral resources at Jacobina which is compliant with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines and reportable by Desert Sun.

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	João Belo	2,301,000	2.41	178,100
	Itapicurú	245,000	5.70	44,900
	Serra do Córrego	10,000	7.50	2,400
	Canavieiras	56,000	6.73	12,100
	Subtotal	2,612,000	2.83	237,500
Indicated	João Belo	6,818,000	2.31	506,700
	Itapicurú	3,860,000	3.51	435,900
	Serra do Córrego	909,000	2.39	69,800
	Canavieiras	603,000	5.80	112,400
	Subtotal	12,190,000	2.87	1,124,800
Inferred	João Belo	8,574,000	2.77	764,100
	Itapicurú	12,203,000	2.00	784,100
	Serra do Córrego	1,812,000	2.95	171,900
	Canavieiras	4,026,000	3.55	458,900
	Other Areas	2,872,000	3.25	300,500
	Subtotal	29,487,000	2.62	2,479,500

Feasibility Study

In September 2003, SNC-Lavalin Engineers & Constructors Inc. ("SNC") acted as project manager in connection with the preparation of a feasibility study for the Jacobina property, which was entitled "Jacobina Mine Project, Brazil, Feasibility Study Report" (the "Feasibility Study"). The purpose of the Feasibility Study was to provide a document suitable for submitting to financial institutions in support of applications for financing with capital and operating costs estimated to an overall intended level of accuracy of plus or minus 15%.

The preparation of the Feasibility Study involved the following consultants:

- the geological aspects of the Feasibility Study, including the estimation of mineral resources, are based on the Updated Micon Report and SNC expresses no opinion in respect thereof (except as expressly provided herein);

- the mining aspects of the Feasibility Study, including the estimation of mineral reserves, are based on the report prepared by Dynatec Corporation ("Dynatec") entitled "Feasibility Study to Establish the Viability of an Underground Program at the Jacobina Mine Operation, Brazil" dated September 2003 (the "Dynatec Report");

- other aspects of engineering design have been prepared by GEST — Engenharia e Consultoria Ltda ("GEST") located in Nova Lima, Minas Gerais, Brazil under the direction and approval of SNC;

- capital costs and operating costs, excluding mining, have been estimated by SNC with input provided by the Corporation and GEST;

- the financial analysis for the Feasibility Study has been prepared by SNC; and

- metallurgical test work has been completed by Lakefield Geosol Ltda of Belo Horizonte, Minas Gerais, Brazil ("Geosol") and SGS Lakefield Research Limited of Ontario ("Lakefield").

The following is a summary of the Feasibility Study, and, in some cases, is an excerpt from the Feasibility Study. This summary should be read together with the Feasibility Study in its entirety. The information in the Feasibility Study is based on visits to the project site at Jacobina; meetings with GEST personnel at their offices in Nova Lima in Minas Gerais State, Brazil and discussions with their representatives at the project site; discussions with personnel of the Corporation in Jacobina; and the Corporation's subsequent visit to the offices of SNC in Toronto. The author of the Feasibility Study was Tim L. Mann, P. Eng., who was SNC's Project Manager for the Feasibility Study.

Estimated Mineral Reserves

Dynatec prepared an estimate of the mineral reserves for the Jacobina property for the purpose of inclusion in the Feasibility Study. SNC has reviewed the estimated mineral reserves prepared by Dynatec. In the opinion of SNC, the mineral reserve estimates represent an estimate of the mineral reserves at Jacobina which, subject to the assumptions and qualifications stated in the Feasibility Study, were prepared in accordance with methodologies which are compliant with the Canadian Institute of Mining, Metallurgy and Petroleum Standards and Mineral Resources and Reserves Definitions and Guidelines and reportable by Desert Sun. The mineral reserve estimates as set out in the Dynatec Report are set out in the following table.

	Estimated Mineral Reserves					
	Proven		Probable		Proven and Probable	
	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,471,000	2.10
Basal Reef	Nil	Nil	2,304,000	2.51	2,304,000	2.51
Serra do Corrego ´	Nil	Nil	972,000	2.14	972,000	2.14
Total	1,720,000	2.20	9,025,000	2.19	10,746,000	2.20

The qualified person that prepared the mineral reserve estimate for Dynatec was Mr. L. R. Hwozdyk, P. Eng., an associate of Dynatec.

SNC's review of the estimate confirms that only mineral resources that had demonstrated economic viability have been included in the estimated mineral reserves.

Mining According to the Dynatec Report, mining at the Jacobina site will be by sub-level open stoping methods using trackless techniques. Access to the mine will be via existing adits and ramps with extensions where required. The mine plan consists of stopes that approximately extend from 786 level to 730 level, 730 level to 665 level, 665 level to 605 level and 605 level to 475 level (working down dip). The vertical stope height is approximately 60 metres except for the 605 level to 475 level stope blocks. Generally, the layout provides for drill drives to be established at intervals that generally limit longhole drilling to approximately 30 metres.

Drilling will be by tire-mounted, top-hammer drill rigs and will take place from the sub-level and the drill drift or undercut drift. Drill patterns have been based on the previous experience of the Corporation. ANFO will be the blasting agent used in the upholes. Cartridges of emulsion type explosive will be used for downholes and when wet conditions are encountered. All production mucking will be performed by 6.2 metre three load-haul-dump 9 machines equipped with remote controls. Volvo 35 trucks will transport the ore to a surface stockpile. In the opinion of SNC, the mine plan proposed by Dynatec is reasonable.

Recoverability

Based on the metallurgical testwork completed by Lakefield, gold recovery during the conventional carbon-in-pulp circuit has been estimated by SNC to be 96.5%.

Plant Infrastructure

Plant infrastructure has been based on SNC's observations at the Jacobina mine site and information provided by GEST and the Corporation.

The existing access road from the town of Jacobina will provide access to the Jacobina plant. Freshwater supply will be taken from the existing Cuia water dam. The existing freshwater distribution pumps, firewater pumps and potable water treatment pumps will be refurbished. Mine water will be supplied to each of the operating mines. Sewage from the process plant and the Joao Belo mine will be collected and disposed of in the existing sewage collection systems. The existing system of stormwater diversion drains and ditches divert clean stormwater around the process plant site area. The system is designed for zero stormwater discharge from the process plant area.

Water Management

Water management aspects of the Feasibility Study have been based on the observations of SNC and information provided by GEST and the Corporation. Input has been provided by GEST under the supervision of SNC. The capacity of the existing tailings management facility ("TMF") has been estimated to be 4.5 Mt. This estimate is based on the existing pond elevation of 632 metres and a current maximum storage design elevation of 640 metres. Dam capacity will be adequate for three years at the proposed 1.5 Mt/a deposition rate. As of the second year after starting of the project, it will be necessary to raise the main dam and to build two saddle dams. It will be necessary to construct new drainage diversion ditches when the tailings dam is raised. The new ditches will be at the higher elevation to divert drainage around the raised dam and the two saddle dams.

Environment

Although an environmental impact assessment ("EIA") is not specifically required by Brazilian regulation to restart a previous operating mining project, the Corporation retained GEST to work with SNC to review the environmental regulatory framework, compile historic environmental data, review the proposed design for the Jacobina restart, provide a preliminary assessment of potential impacts and suggest measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards.

Specific environmental tasks conducted during the feasibility stage included:

- a preliminary inventory of existing environmental conditions, characterizing the general region in which the mine is located and the project site carried out by GEST and confirmed by SNC through their site visits;

- initial consultation with state and federal environmental agencies by the Corporation and GEST;

- a preliminary inventory of existing environmental contamination that resulted from the previous Jacobina mine operation, as observed by GEST and confirmed through SNC's site visits;

- an overview of the environmental regulatory framework and licensing requirements provided by GEST;

- a preliminary environmental impact assessment of the proposed mine restart, including design modifications and mitigation to reduce the impact of the restart project to the environment, which was supervised by SNC;

- development of the objectives and framework for an environmental management plan supervised by SNC; and

- conceptual rehabilitation and closure plan developed by SNC with some data and advice provided by GEST.

Based on information provided by GEST and the Corporation, SNC concluded that:

- the risk of significant environmental contamination from effluent discharges and emissions is low;

- the risk of TMF failure or environmental contamination is low;

- environmental permitting and approvals can be obtained in a timely manner; and

- the risk of contamination following closure is low.

It is the opinion of SNC, on the basis of its observations and information provided by the Corporation and GEST, that at this stage the risk of significant environmental impacts and/or schedule delays arising from environmental or socio-economic concerns, either during operation, or following closure, is considered to be low. Additional studies and analyses at a higher level of detail will need to be conducted in subsequent stages of development to confirm these conclusions.

SNC recommended that during basic engineering the environmental component be expanded to include the following key activities:

- preparation of an environmental management plan;

- preparation of a comprehensive site closure and rehabilitation plan, including a refined estimate of costs and schedule for implementation of closure activities;

- ongoing consultation with municipal, state and federal environmental regulatory agencies and further refinement of the regulatory framework which applies to the restart of operations;

- further coordination of environmental elements into facility design;

- additional data collection in areas considered important for updating the pre-construction environmental baseline and for facility design (expected to include surface and groundwater sampling and additional characterization of historic contamination);

- preparation of necessary permit applications and all supporting analyses/documentation, including a more comprehensive environmental assessment document; and

- community consultation activities.

SNC has been advised by the Corporation that the above referenced engineering has been initiated in part.

Implementation Schedule

Major milestones for the development of the Jacobina project are as follows.

Milestone Description	Date
Project financing available	November 2003
Award of Licence of Operation	December 2003
Commence Joao Belo mine dewatering	January 2003
Complete mine access slashing	March 2004
Commence pre-production mine development	March 2004
Mobilize for civil construction and expansion	January 2004
Commence new electrical and mechanical installations	June 2004
Commence commissioning for pre-start	July 2004
Commence pre-start milling	September 2004
Commence process procurement activity	December 2004
Release electrical bulks for purchase	December 2004
Commence commissioning for full production	November 2005
Milling at full production	January 2005

Cost Estimates and Financial Analysis

Cost estimates and financial analysis prepared by SNC followed methodology and procedures and exercised due care consistent with the intended level of accuracy, using its professional judgement and reasonable care and is thus of the opinion that there is a high probability that actual costs will fall within the specified margin of error. However, no warranty should be implied as to the accuracy of estimates. SNC expressed no opinion in respect of estimates provided by the Corporation or others.

The capital cost is estimated to be US$33,857,000, excluding sustaining capital and mine closure costs. This estimate includes a 12.3% contingency on the process plant and infrastructure. The overall intended accuracy of the estimate is ±15%. The following table breaks down the estimated capital costs.

Item	Estimated Cost
Underground Mine	US$ 18,184,000
Surface Mine Infrastructure	1,201,000
Site and Process Infrastructure	841,000
Process Area	5,536,000
Tailings	340,000
Instrumentation	400,000
Indirect Costs	6,024,000
Owner's Costs	1,331,000
Total Estimated Costs	**US$ 15,673,000**

Other Capital

The Corporation estimates that the other capital required to sustain the operation will be US$2,275,000.

Most of the expenditures are projected to be incurred in 2008 and 2009 in respect of underground equipment 12 rebuilds. According to the Feasibility Study, the tailings management facility will be upgraded in 2007. The cost of this work has been estimated to be US$852,000. On the basis of the proposed mine closure plan developed by SNC and GEST, GEST has estimated mine closure costs to be US$2,309,000. SNC has reviewed the basis and details of these costs and concurs with the estimate.

Operating Cost Estimate

The operating cost estimate covers all aspects of the proposed operation. The estimate is based on an exchange rate of US$1.00 = BRL3.00. The mining costs have been estimated by Dynatec, and the process and general and administrative costs estimated by SNC. The following table provides a summary of the unit costs.

Area	US ($/t)
Mining	7.50
Process	4.70
General and Administrative Costs	0.69
Total	**12.89**

Financial Analysis

SNC-Lavalin Capital Inc. carried out the financial analysis. The following table summarizes the results of the financial analysis. Two financial models have been run with the second model incorporating a tax loss of US$45,333,000, which the Corporation reported to be available.

Activity	Estimated Project Totals
Ore milled (tonnes)	10,746,562
Recovered gold (oz)	731,100
Revenues ('000 US$)	255,884
Capital expenditures ('000 US$)	33,857
Sustaining capital and closure costs	5,470
Expenses ('000 US$)	140,139
EBITDA ('000 US$)	115,745
Net income after taxes ('000 US$)	51,334
Project estimated internal rate of return (IRR)	37.3%
Project IRR with tax loss	39.2%
Project net present value (NPV) @ 5% ('000 US$)	37,560
Project NPV @ 7% ('000 US$)	32,695
Project NPV @ 10% ('000 US$)	26,452
Project NPV @ 5% ('000 US$) with tax loss	38,102
Project NPV @ 7% ('000 US$) with tax loss	33,319
Project NPV @ 10% ('000 US$) with tax loss	27,166

The mine life is seven years based on the currently defined proven and probable reserves estimated by Dynatec in the Dynatec Report. The average cash cost has been estimated to be US$189/oz over the seven-year life of the mine, excluding preproduction ore. The average amount of gold produced over the seven-year mine life, excluding preproduction ore to be mined in 2004, has been estimated to be approximately 102,500 ounces of gold per year. The financial analysis was conducted based on the following main assumptions:

- all amounts are computed in US dollars;

- the model was run with an assumption of no inflation;

- gold price of US$350 per ounce. Gold price sensitivities were carried out. For a gold price variation of +10%, the estimated IRR would have an increase in 9.9% and for a variation of ±10%, it would have a decrease of 11%;

- operating expenses are estimated to range between US$7.99 and US$13.90 per tonne of ore for each year of the project. Variance by year is dependent on the production for any given year;

- the model assumed that the Jacobina project is owned 100% by a Brazilian entity; and

- the analysis was performed using estimates of revenues, expenses, operations and maintenance costs and capital expenses as described in the Feasibility Study. A royalty of 1% of gross revenue has been included in the expenses.

Preliminary Assessment of Extended Life of Mine Plan

In September 2003, the Corporation received the report of Steffen Robertson and Kirsten (Canada) Inc. ("SRK") in respect of a preliminary assessment of the extended life of mine plan for the Jacobina property based upon an evaluation of the economic potential of the inferred mineral resources at the Jacobina property. The results of the preliminary assessment are summarized in the Corporation's material change report dated September 12, 2003 incorporated herein by reference.

Exercise of Option in Respect of Jacobina Property

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (formerly, William Multi-Tech Inc.) ("VVI"). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Corporation to VVI at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. See "Interests of Management and Others in Material Transactions".

Appointment of Peter Tagliamonti

In November 2003, the Corporation appointed Peter Tagliamonti, P.Eng. as Vice-President, Operations and Chief Operating Officer of Desert Sun. Mr. Tagliamonti is a graduate mining engineer and an Ontario registered Professional Engineer with 20 years of mining experience. Born and raised in the Canadian mining centre of Noranda, Québec, Mr. Tagliamonti graduated from Laurentian University in Ontario and has an MBA from the Richard Ivey School of Business at the University of Western Ontario. He has worked with major mining companies in North America, South America and Africa.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of November 3, 2003 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on November 20, 2003, or such earlier or later date as may be agreed upon by the Corporation and the Underwriters (the "Closing Date") but in any event not later than December 4, 2003, all but not less than all of the 8,823,530 Units offered hereby at the Offering Price, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. In addition, the Underwriters have the option to purchase up to an additional 2,941,177 Units at the Offering Price at any time prior to the closing of the Offering. The Corporation has agreed to pay the Underwriters a fee of $0.1105 per Unit for their services in connection with the distribution of the Units offered by this Prospectus. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The TSX has conditionally approved the listing of the Common Shares and Warrants distributed under this prospectus and the Common Shares issuable upon exercise of these Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before January 28, 2004, including distribution of the Warrants to a minimum number of public securityholders.

The Warrants will be created and issued pursuant to the terms of the Warrant Indenture (as defined below).

Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.50 at any time prior to 5:00 p.m. (Toronto time) on the date which is five years after the closing of the Offering at which time the Warrants will expire and be void and of no value. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.

The Units, Common Shares and Warrants comprising the Units and the Common Shares underlying the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws, and subject to registration under the U.S. Securities Act and applicable state securities laws or to certain exemptions therefrom, may not be offered for purchase or sale, sold, transferred, delivered or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act). Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act and applicable state securities laws unless made in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. Each Underwriter has agreed that, except in accordance with the terms of an applicable exemption as described in the Underwriting Agreement, it will not offer or sell any of the Units within the United States or its territories or possessions or to or for the account or benefit of any U.S. person. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States. In addition, until 40 days after the commencement of this offering, any offer or sale of the Units offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of their Units, if any of the Units are purchased under the Underwriting Agreement.

Pursuant to the policies of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF SECURITIES DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which there are 44,515,336 issued and outstanding as of November 11, 2003. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a *pro rata* basis such dividends, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a *pro rata* basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a *pro rata* basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be issued in registered form under and be governed by the terms of a warrant indenture (the "Warrant Indenture") to be dated as of the date of closing of the Offering between the Corporation and Equity Transfer Services Inc., as warrant agent thereunder (the "Warrant Agent"). The Corporation will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Common Shares and the Warrants comprising the Units will separate immediately upon closing of the Offering. Each whole Warrant will entitle the holder to purchase one Common Share at a price of $2.50. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m.

(Toronto time) on the date which is five years after the closing of the Offering, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, the Corporation will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i)   the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under the Corporation's stock option plans);

(ii)   the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)   the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation's subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 662.3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 662.3% of the aggregate number of all the then outstanding Warrants.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Aird & Berlis LLP, counsel to the Underwriters, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "Tax Act") generally applicable to holders of Common Shares and Warrants acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act: (i) deal at arm's length and are not affiliated with the Corporation; (ii) are not "financial institutions" as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not "specified financial institutions" as defined in the Tax Act; and (iv) hold their Common Shares and Warrants as capital property. Such securities will generally be "capital property" to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof, all specific proposals (the "Proposed Amendments") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the *Canada-United States Income Tax Convention (1980)* (the "Convention"), and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares and Warrants will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a "Canadian Holder") of Common Shares and Warrants who, for the purposes of the Tax Act, is or is deemed to be resident in Canada.

Acquisition of Common Shares and Warrants

The total purchase price of a Unit to a Canadian Holder must be allocated on a reasonable basis between the Common Share and the one-half of one Warrant to determine the cost of each for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $1.56 of the issue price of each Unit as consideration for the issue of each Common Share and $0.14 of the issue price of each Unit for the issue of each one-half of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CCRA. The Canadian Holder's adjusted cost base of the Common Share comprising a part of each Unit will be determined by averaging the cost allocated to the Common Share with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Canadian Holder upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Canadian Holder's cost of the Common Share acquired thereby will be the aggregate of the Canadian Holder's adjusted cost base of such Warrant and the exercise price paid for the Common Share. The Canadian Holder's adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder immediately prior to such acquisition.

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Canadian Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder's adjusted cost base of the Warrants. In the event of the expiry of an unexercised Warrant, the Canadian Holder will realize a capital loss equal to the Canadian Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder's income. In the case of an individual Canadian Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33-1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder's adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

Capital Gains and Losses

Upon a disposition (or a deemed disposition) of a Common Share or Warrant (other than on the exercise thereof), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such security, as applicable, to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and one-half of a capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 62.3% on its "aggregate investment income" for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares or Warrants and who do not use or hold the Common Shares and/or Warrants in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention ("U.S. Holders"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Corporation.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants or Common Shares provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Warrants or Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Corporation owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. Holder together with such persons.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and estimated offering expenses, including expenses relating to the preparation and filing of this short form prospectus, are estimated to be approximately $18,200,001.78 (assuming that the Underwriters' Option is exercised in full).

The net proceeds of the Offering will be used by the Corporation for the development of the Jacobina property and for working capital purposes. The Corporation's actual use of the net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's cash and equivalents and consolidated capitalization as at August 31, 2002, on an actual basis and on an adjusted basis to give effect to the Offering and certain other material changes in the consolidated capitalization since August 31, 2002 (the "Adjustments"). This information should be read in connection with the Corporation's financial statements and related notes thereto incorporated by reference in this short form prospectus.

	As at August 31, 2002 (1) (2)	As at August 31, 2002 after giving effect to the Offering (2) (3) (4)	As at August 31, 2002 after giving effect to the Offering and the Adjustments (2)(3) (4) (5)
Cash	$1,735	$19,935	$41,546
Long-term debt(6)	-	-	-
Shareholders' equity:			
Common Shares	$7,133	$23,686	$49,659
	(16,825,108 Common Shares)	(28,589,815 Common Shares)	(55,970,043 Common Shares)
Warrants	-	$1,647	$2,257
	(500,000 Warrants)	(6,382,354 Warrants)	(12,070,615 Warrants)
Contributed Surplus	-	-	-
Special Warrants	$1,872	$1,872	-
Deficit	($7,209)	($7,209)	($7,209)
Total Shareholders' Equity	$1,796	$1,996	$44,707
Total Consolidated Capitalization	$1,796	$20,012	$44,707

Notes:

(1) Dollar amounts correspond with those set forth in the audited consolidated financial statements of the Corporation as at and for the year ended August 31, 2002.

(2) All dollar amounts in the table and the notes are expressed in thousands of Canadian dollars.

(3) After deducting the Underwriters' fee and the estimated expenses of the Offering.

(4) Assuming that the Underwriters' Option is exercised in full.

(5) After giving effect to the following material changes in the consolidated capitalization of the Corporation since August 31, 2002:

    (a) September 2002: 5,000,000 Common Shares and 3,000,000 common share purchase warrants were issued on the exercise of previously issued special warrants;

    (b) February 2003: 4,701,065 Common Shares and 2,350,533 common share purchase warrants were issued pursuant to a private placement for gross proceeds of $4,701;

    (c) July 2003: 4,545,455 Common Shares and 2,272,728 common share purchase warrants were issued pursuant to a private placement for gross proceeds of $5,000;

    (d) September 2003: 8,115,000 Common Shares were issued pursuant to a private placement for gross proceeds of $11,199;

    (e) October 2003: 1,851,852 Common Shares were issued in connection with a property acquisition at an aggregate value of $3,000; and

    (f) September 2002 – October 2003: 3,166,790 Common Shares were issued upon the exercise of stock options and common share purchase warrants for gross proceeds of $1,319;

MANAGEMENT

The following table sets forth the name, municipality of residence, position held with the Corporation, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Corporation. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at October 31, 2003. All directors hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Stan Bharti Toronto, Ontario	Director since February 28, 2002 and President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	1,060,000
Gerald P. McCarvill(3)(4) Toronto, Ontario	Director since July 15, 2002 and Chairman of the Board	Independent Businessman	536,000
Peter Bojtos(1)(2)(3) Lakewood, Colorado	Director since June 19, 2002	Professional Engineer	110,000
Kenneth Taylor(1)(2)(3)(4) New York, New York	Director since September 16, 2002	Business Consultant	Nil
Dr. William Pearson Thornhill, Ontario	Director since August 23, 2002 and Vice President, Exploration	Vice President, Exploration of the Corporation	Nil
Nancy McInerney-Lacombe(1)(2)(4) Toronto, Ontario	Director since July 2, 2003	Financial Service Specialist	Nil
Stephen Woodhead Oakville, Ontario	Chief Financial Officer since May 1, 2002	Chief Financial Officer of the Corporation	Nil
Kurt Menchen Bahia, Brazil	Vice President, Operations (Brazil) since February 13, 2003	Vice President, Operations of the Corporation	Nil
Kam Gill Mississauga, Ontario	Corporate Secretary since July 2, 2002	Corporate Secretary of the Corporation	Nil
John Carlesso Toronto, Ontario	Vice President, Corporate Development since October 23, 2003	Vice President, Corporate Development of the Corporation	Nil
Peter Tagliamonti Minas Gerais, Brazil	Vice-President, Operations and Chief Operating Officer since November 11, 2003	Vice-president, Operations and Chief Operating Officer of the Corporation	Nil

Notes:

(1)   Member of the Audit Committee.

(2)   Member of the Corporate Governance Committee.

(3)   Member of the Nominating Committee.

(4)   Member of the Compensation Committee.

Each of the foregoing individuals has held his or her present principal occupation or other office or position with the same firm set opposite his or her name for the past five years, except for: Mr. Bharti who, from December 1999 to May 2001, was Chief Executive Officer of Galaxy Online Inc., and prior thereto, from May 1988 to December 1999, was President of BLM Service Group, and prior thereto, from July 1994 to January 1998, was President of William Resources Ltd.; Mr. McCarvill who, from December 1995 to July 2002, was President and Chief Executive Officer of McCarvill Corporation; Dr. Pearson who, from September 2000 to May 2003, was President and Chief Executive Officer of Association of Professional Geoscientists of Ontario, and prior thereto, and, from June 1996 to February 1999, was Vice President, Exploration of William Resources Ltd., and has, since March 1990, also served as President of Pearson Geological Ltd.; Ms. McInerney- Lacombe who, from May 1999 to December, 2000, was Senior Vice President of Royal Bank of Canada; Mr. Woodhead who, from January 1997 to March 2002, was Chief Financial Officer of Trans Hex International Ltd.; Mr. Menchen who since December 1997 has been General Manager of William Resources Ltd.; Ms. Gill who since March 2000 has been an investor relations representative of Valencia Ventures Inc.; Mr. Carlesso, who, from August 2000 to September 2003, was director of investor relations of Kasten Chase Applied Research Limited, and prior thereto, from 1993 to August 2003, was a private consultant; and Mr. Tagliamonti, who, from 1997 to November 2003, was Mine Manager of the Sao Bento Mine for Eldorado Gold Corporation.

As at November 11, 2003, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,706,000 Common Shares, representing approximately 3.86% of the total number of Common Shares outstanding.

RISK FACTORS

An investment in the Units involves significant risks, which should be carefully considered by prospective investors before purchasing Units. Prospective investors should consider the following risks.

Jacobina at Development Stage

Jacobina is at the development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Corporation cannot give any assurance that the development of the Jacobina mine will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Corporation.

Foreign Country Risks

All of Desert Sun's property interests are located in Brazil and consequently Desert Sun is subject to certain risks, including currency fluctuations and possible political or economic instability in that country which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond Desert Sun's control and may adversely affect Desert Sun's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Corporation has relied, and may continue to rely, upon consultants and others for operating expertise. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold, fluctuations in exchange rates or other minerals produced, costs of development, infrastructure and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, Desert Sun may determine that it is impractical to commence or continue commercial production.

Financing Risk

Desert Sun has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to Desert Sun for further exploration and development of Desert Sun's projects. Desert Sun will require additional financing from external sources to meet its capital requirements.

Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. As the proceeds from this offering will not be sufficient to satisfy the capital requirements relating to the exploration and development of Desert Sun's projects, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Desert Sun's projects with the possible loss of such properties.

Risk of Project Delays

The Corporation is planning to commence the construction of the new mine at the Jacobina property in 2003, however, there are significant risks that the commencement and completion of construction of the new mine could be delayed due to circumstances beyond Desert Sun's control. Such risks include delays in obtaining the environmental and construction authorization and permits, delays in finalizing all necessary detailed engineering and a definitive construction contract, as well as unforeseen difficulties encountered during the construction process.

Environmental and Other Regulatory Requirements

Desert Sun's activities are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submissions and approval of environmental impact assessments. Environmental legislation is evolving in a manner that is creating stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.

Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officer and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Desert Sun's current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations on prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which Desert Sun may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that Desert Sun may undertake. Desert Sun believes that it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Desert Sun and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

Estimates of Mineral Reserves and Resources and Production Risks

The mineral reserves and resource estimates included or incorporated by reference in this short form prospectus are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will even qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may effect the economic viabilities of projects. The estimated reserves and resources included in this short form prospectus or described in the documents incorporated by reference herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Corporation has engaged expert independent technical consultants to advise it with respect to mineral reserves and resources and project engineering, among other things. The Corporation believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Corporation may experience delays and increased costs in developing the Jacobina property.

Mineral Prices

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond Desert Sun's control may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond Desert Sun's control, including government regulations relating to price, government sales of commodities, royalties, allowable production and important and exporting of minerals, the effect of which cannot accurately be predicted.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Desert Sun's securities.

Competition

Desert Sun competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to and the area of mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Dividends

All of Desert Sun's available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on the Common Shares in the foreseeable future.

Enforcement of Civil Liabilities

As substantially all of Desert Sun's assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against Desert Sun's assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.

Dependence on Outside Parties

Desert Sun has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Corporation.

Conflicts Of Interest

Certain of the Corporation's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Stan Bharti, the President and Chief Executive Officer of Desert Sun, is also a director and former officer of VVI (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which Desert Sun acquired the Jacobina property. At the time that Desert Sun and VVI entered into the agreement that entitled Desert Sun to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of Desert Sun. At the time that VVI granted Desert Sun the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

LEGAL MATTERS

Certain legal matters in connection with the distribution of the Units pursuant to this short form prospectus will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Aird & Berlis LLP. As at November 11, 2003, partners and associates of Cassels Brock & Blackwell LLP, as a group, and partners and associates of Aird & Berlis LLP, as a group, each beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Corporation or of any associated party or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are McGovern, Hurley, Cunningham LLP, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: November 12, 2003 This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities being distributed.

(Signed) Stan Bharti
President and Chief Executive Officer

(Signed) Stephen Woodhead
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Gerald P. McCarvill
Director

(Signed) Dr. William Pearson
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: November 12, 2003 To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Québec, to the best of our knowledge, information and belief, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to effect the value or the market price of the securities being distributed.

Sprott Securities Inc.

By: (Signed) Darren Wallace

Griffiths McBurney & Partners

By: (Signed) Mark Wellings

CIBC World Markets Inc.

By: (Signed) David A. Scott



AIRD & BERLIS LLP
Barristers and Solicitors
Patent and Trade Mark Agents

FILED THROUGH SEDAR

November 12, 2003

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Division Department, Newfoundland and Labrador
Nova Scotia Securities Commission
Department of Community Affairs & Attorney General, Prince Edward Island
Commissions des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of Desert Sun Mining Corp. (the "Company"), dated November 12, 2003

We refer to the final short form prospectus (the "Prospectus") of the Company dated November 12,2003 relating to offering of units of the Company (the "Offering").

As legal counsel to the underwriters named in the Prospectus, we hereby consent to the reference to our firm's name on the face page and under the heading "Legal Matters", and to the use of our opinion under the heading "Eligibility for Investment" in the Prospectus.

We have read the Prospectus and we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that is within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is solely the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours very truly,

"Aird & Berlis"

BCE Place, Suite 1800, Box 754, 181 Bay Street, Toronto, Ontario, Canada M5J 2T9 T: 416.863.1500 F: 416.863.1515

www.airdberlis.com

Affiliated with Owen, Bird / Vancouver

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Department of Government Services and Lands, Newfoundland and Labrador

November 12, 2003

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp. (the "Company")

We refer to the short form prospectus of the Company dated November 12, 2003 (the "**Prospectus**") relating to the qualification for distribution for 8,823,530 units (the "**Units**"), each Unit consisting of one Common Share and one-half of one Common Share pursuant warrant.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated November 19, 2002 to the shareholders of the Company on the following financial statements:

- •   Consolidated balance sheets as at August 31, 2002 and 2001

- •   Consolidated statements of operations and deficit and cash flows for the
  fiscal years ended August 31, 2002 and 2001.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"Signed by James D. Gray"

James D. Gray, CA
Partner, DeVisser & Gray
Chartered Accountants

FILED BY SEDAR

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Armando Guy Britto de Castro of Catálise – Consultoria e Eventos Ambientais Ltda. to the filing of the report, Jacobina Gold Project, Jacobina, Bahia State, Brazil, dated October 29, 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,
"Signed by Armando Guy Britto de Castro"

Armando Guy Britto de Castro
Mining Engineer
CREA – MG 74.072

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
Filing under the Mutual Reliance Review System
Final Prospectus dated November 12, 2003 (the "Prospectus")
Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of Catálise – Consultoria e Eventos Ambientais Ltda. to being named in the Prospectus and to the inclusion of reference to the environmental analysis that we provided in respect of the Jacobina mine and concessions in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the information that was provided by us or are within our knowledge as a result of the services performed by us in respect of the Jacobina mine and concessions.

Sincerely,

CATÁLISE – CONSULTORIA E EVENTOS AMBIENTAIS LTDA.
Per:
"Signed by Armando Guy Britto de Castro"

Armando Guy Britto de Castro
Director

November 12, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Desert Sun Mining Corp. (the "Corporation")
**   Final Short Form Prospectus dated November 12, 2003**

We refer to the final short form prospectus dated November 12, 2003 (the "Prospectus") of the Corporation relating to the qualification for distribution of units.

We, as counsel to the Corporation, hereby consent to the references to our firm name on the face page of the Prospectus and under the heading "Legal Matters" and of reference to our firm opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar consent.

Yours truly,

"Cassels Brock & Blackwell LLP"

FILED BY SEDAR

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
          Filing under the Mutual Reliance Review System
          Final Prospectus dated November 12, 2003 (the "Prospectus")

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Ivan Antonio Dias of GEST Engenharia e Consultoria Ltda. to the filing of the report, Jacobina Gold Project, Jacobina, Bahia State, Brazil, dated October 29, 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

"Signed by Ivan Antonio Dias"

Ivan Antonio Dias
Mechanical Engineer
CREA – MG 33.605

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
         Filing under the Mutual Reliance Review System
         Final Prospectus dated November 12, 2003 (the "Prospectus")
         Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of Dynatec Corporation to being named in the Prospectus and to the inclusion of reference to the report entitled Feasibility Study to Establish the Viability of an Underground Program at the Jacobina Mine Operation, Brazil, dated September 2003 (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

DYNATEC cORPORATION
Per:
"Signed by DYNATEC cORPORATION"

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
        Filing under the Mutual Reliance Review System
        Final Prospectus dated November 12, 2003 (the "Prospectus")

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Elisabete Cancado Ferreira of GEST Engenharia e Consultoria Ltda. to the filing of the report, Jacobina Gold Project, Jacobina, Bahia State, Brazil, dated October 29, 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

"Signed by Elisabete Cancado Ferreira"

Elisabete Cancado Ferreira
Electrical Engineer
CREA – MG 13.735

November __, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**
Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of GEST – Engenharia e Consultoria Ltda to being named in the Prospectus and to the inclusion of reference to engineering design and other engineering work that we provided in respect of the Jacobina mine and concessions in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the information that was provided by us or are within our knowledge as a result of the services performed by us in respect of the Jacobina mine and concessions.

Sincerely,

GEST – ENGENHARIA E CONSULTORIA LTDA.
Per:
"Signed by Carlos Alberto Figueiredo"
Carlos Alberto Figueiredo
Technical Director
CREA – RJ 852

FILED BY SEDAR

November 12, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of B. Terrence Hennessey of Micon International Limited to the filing of the following reports:

- A Review of the Proposed Phase II Exploration Program for the Jacobina Property, Bahia State, Brazil, dated May 2003;
- A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil, dated August 2003; and
- A Review of the Exploration Potential of, and Proposed Exploration Program for, the Jacobina Property, Bahia State, Brazil, dated September 2002

    (collectively, the "Reports")

in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Reports and of extracts from or a summary of the Reports in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Reports and of extracts from or a summary of the Reports contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that the written disclosure contains any misrepresentation of the information contained in the Reports.

Sincerely,

"Signed by B. Terrence Hennessey"

B. Terrence Hennessey, P.Geo

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
             Filing under the Mutual Reliance Review System
             Final Prospectus dated November 12, 2003 (the "Prospectus")

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of L.R. Hwozdyk of Dynatec Corporation to the filing of the report, Feasibility Study to Establish the Viability of an Underground Program at the Jacobina Mine Operation, Brazil, dated September 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

"Signed by L.R. Hwozdyk"

L.R. Hwozdyk

November 12, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Tim L. Mann to the filing of the report, Jacobina Mine Project, Brazil, Feasibility Study Report, dated September, 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

"Signed by Timothy L. Mann"

Timothy L. Mann, P.Eng.

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Jaime Oliveira of GEST Engenharia e Consultoria Ltda. to the filing of the report, Jacobina Gold Project, Jacobina, Bahia State, Brazil, dated October 29, 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

"Signed by Jaime Oliveira"

Jaime Oliveira
Electrical Engineer
CREA – MG 26.810

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
            Filing under the Mutual Reliance Review System
            Final Prospectus dated November 12, 2003 (the "Prospectus")

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Renato Pinheiro of GEST Engenharia e Consultoria Ltda. to the filing of the report, Jacobina Gold Project, Jacobina, Bahia State, Brazil, dated October 29, 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

"Signed by Renato Pinheiro"

Renato Pinheiro
Civil Engineer
CREA – SP 24.094

November 11,2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Ken Reipas of Steffen Robertson and Kirsten (Canada) Inc. to the filing of the report, Preliminary Assessment of Extended Life of Mine Plan for Jacobina Project Brazil, dated September 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

"Signed by Ken Reipas"

Ken Reipas, B.Sc., P.Eng.

November 12, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**
         Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of SNC-Lavalin Engineers & Constructors, Inc. to being named in the Prospectus and to the inclusion of reference to the report entitled Jacobina Mine Project, Brazil, Feasibility Study Report, dated September, 2003 (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

SNC-Lavalin Engineers & Constructors, Inc.
Per:
"Signed by M.P. (Mick) Day"
M.P. (Mick) Day
Senior Vice President
And General Manager
Mining & Metallurgy

November 11, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government
    Services and Lands
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
**   Filing under the Mutual Reliance Review System**
**   Final Prospectus dated November 12, 2003 (the "Prospectus")**
         Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of Steffen Robertson and Kirsten (Canada) Inc. to being named in the Prospectus and to the inclusion of reference to the report entitled Preliminary Assessment of Extended Life of Mine Plan for Jacobina Project Brazil, dated September 2003 (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

Steffen Robertson and Kirsten (Canada) Inc.
Per:
"Steffen Roberson and Kirsten"


Jacobina Gold Project
Jacobina, Bahia State, Brazil

Desert Sun Mining Corp.

National Instrument
Form 43-101F1 Technical Report

Prepared BY:

Tim L. Mann, P. Eng.
Senior Mining Engineer
SNC-Lavalin Engineers & Constructors, Inc.
29 October 2003

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF DRAWINGS



1   Summary

SNC-Lavalin Engineers & Constructors Inc. (SNC-Lavalin) entered into an agreement DSM to prepare a Feasibility Study Report to investigate the feasibility of re-opening their Jacobina property in Brazil. The purpose of the Feasibility Study Report was to provide a document suitable for submitting to financial institutions in support of applications for financing with capital and operating costs estimated to an overall intended level of accuracy of ±15%. Subsequently, on October 6, 2003, DSM instructed SNC-Lavalin to provide a report document incorporating sections representing the numbered "Items" intended for inclusion in a Technical Report (as defined in NSA National Instrument 43-101), as such Items are described in Form 43-101F – Technical Report Table of Contents.

The Jacobina property is located in the state of Bahia in north-eastern Brazil and consists of a contiguous rectangle measuring approximately 62.0 km north-south and 2.5 to 4 km wide, made up variously of mining concessions, exploration concessions and filed exploration claims.

DSM has reported that the Serra do Jacobina mountains have been mined for gold since the late 17th century as revealed by the numerous workings ("garimpos") left behind by artisanal miners ("garimpieros") along the ridges of the mountain chain. In the 1950s, underground mining at three separate mines commenced which continued until political circumstances caused a shutdown of operations in the 1960s. Modern mining and processing effectively began in 1982 with the commissioning of a carbon-in-pulp (CIP) process plant located 11 km south of the town of Jacobina, including a tailings impoundment area 1 km north of the plant.

The property comprises a plant and metallurgical site at Itapicuru, tailings impoundment area located approximately 1 km away; and three mining areas known as Itapicuru, Joao Belo and Canavieiras. Parts of Itapicuru are also referred to as Basal Reef.


According to DSM:

- The existing Jacobina plant was constructed by Anglo American in the early 1980s and later expanded;

- It was purchased by William Resources Inc. (William) in 1996, now known as Valencia Ventures Inc. (Valencia), who operated it until December 1998 when it was closed due to low gold prices;

- The property consists of 5,996.3 ha of mining concessions, 15,836.2 ha of granted exploration concessions and 6,119.4 ha of filed exploration claims;

- The Jacobina mine and surrounding exploration leases are owned by Jacobina Mineração e Comércio S.A. (JMC), a Brazilian company owned by Valencia;

- DSM is earning a 51% interest in JMC by funding and completing a US$2,000,000 exploration program over 2 years;

- The plant used a standard CIP process, which resulted in average recoveries of approximately 92.3 %;

- The treatment plant was designed to treat 900,000 t/a, however, during 1997 the plant was modified to increase the capacity to treat 1,080,000 t/a for a nominal capacity of 3,000 t/d, and from 1983 to 1998 a total of 7.9 Mt of ore was processed at a recovered grade of 2.62 g/t gold to produce 670,000 oz of gold with most of the production from the Itapicuru and Joao Belo areas; and

- The property has been on a care and maintenance basis with full-time security since suspension of operations in December 1998; and DSM's current plans comprise the expansion, refurbishment and re-commissioning of the plant to process 4,200 t/d or 1,512,000 t/a, with mill feed being sourced from the Joao Belo, Basal Reef and Serra do Córrego mining areas (the "Project").

The mineral resources have been estimated by Micon International Limited (Micon). SNC-Lavalin has reviewed the methodologies used to estimate resources and methodology used by Micon to verify mineral resource estimates and has found the methodologies used, as reported, to be reasonable and appropriate for mineral reserve estimation. A summary of the estimated mineral resource is provided in Table 1-1.

Table 1-1 Micon Mineral Resource Estimate Summary for the Jacobina Project

Category	Tonnes	Grade (g/t Au)	Contained Gold (oz)
Measured	2,612,000	2.83	237,500
Indicated	12,190,000	2.87	1,124,800
Total Measured and Indicated	14,802,000	2.86	1,362,300
Inferred	29,487,000	2.62	2,479,500

The mineral reserves have been estimated by Dynatec Corporation (Dynatec) and reviewed by SNC-Lavalin. A summary is provided in Table 1-2.

SNC-Lavalin expresses no opinion in respect of the information herein provided by DSM, or, except as provided herein, the mineral reserve estimates prepared by Dynatec.

Table 1-2 Dynatec Estimated Mineral Reserves as of August 2003

Estimated Mineral Reserves						
	Proven		Probable		Proven + Probable	
Operations	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,471,000	2.10
Basal Reef	Nil	Nil	2,304,000	2.51	2,304,000	2.51
Serra do Córrego	Nil	Nil	972,000	2.14	972,000	2.14
Total	1,720,000	2.20	9.026,000	2.19	10,746,000	2.20

SNC-Lavalin has completed a financial analysis for the Project, the basis of which is described in detail in the Feasibility Study Report. A summary of the results of the economic analysis is provided in Table 1-3

Table 1-3 Summary of Financial Analysis

Activity	Estimated Project Totals
Ore milled (tonnes)	10,746,000
Recovered gold (oz)	731,000
Revenues ('000 US$)	255,884
Capital expenditures ('000 US$)	33,857
Sustaining capital and closure costs	5,470
Expenses ('000 US$)	140,139
EBITDA ('000 US$)	115,745
Net income after taxes ('000 US$)	51,334
Project estimated internal rate of return (IRR)	37.3%
Project IRR with tax loss	39.2%
Project net present value (NPV) @ 5% ('000 US$)	37,560
Project NPV @ 7% ('000 US$)	32,695
Project NPV @ 10% ('000 US$)	26,452
Project NPV @ 5% ('000 US$) with tax loss	38,102
Project NPV @ 7% ('000 US$) with tax loss	33,319
Project NPV @ 10% ('000 US$) with tax loss	27,166

SNC-Lavalin has estimated the internal rate of return (IRR) of the Project to be 39.2% with tax losses, based on all of the information set out in the Feasibility Study Report, and subject to the qualifications and assumptions set out therein.



2   Introduction and Terms of Reference

This Technical Report is a summary of the technical investigations carried out by SNC-Lavalin in respect of the Jacobina Project, Jacobina, in Bahia State, Brazil.

This Technical Report is provided for convenience only, and (except for SNC-Lavalin's opinions as set out herein in respect of methodologies used to sample, test and estimate mineral resources and mineral reserves, which have been prepared for this Technical Report) summarizes portions of a report prepared by SNC-Lavalin entitled "Jacobina Mine Project, Brazil, Feasibility Study Report" dated September 2003, which can be viewed at the offices of Desert Sun Mining Corporation, which should read in conjunction with, and be considered an integral part of, this document. To the extent permitted by law, SNC-Lavalin disclaims any liability to DSM and to third parties in respect of the publication, reference, quoting, or distribution of the Feasibility Study Report or any of its contents to and reliance thereon by any third party.

The purpose of the Feasibility Study Report was to provide a document suitable for submitting to financial institutions in support of applications for financing with capital and operating costs estimated to an overall intended level of accuracy of ±15%.

The Feasibility Study Report contains the expression of professional opinions of SNC-Lavalin as to the matters set out therein, using its professional judgment and reasonable care. It is to be read in the context of the agreement dated January 23, 2003 (the "Agreement") between SNC-Lavalin and DSM, and the methodology, procedures and techniques used, SNC-Lavalin's assumptions, and the circumstances and constraints under which its mandate was performed. This document is written solely for the purpose stated in the Agreement, and for the sole and exclusive benefit of the DSM, whose remedies are limited to those set out in the Agreement. The Feasibility Study Report is meant to be read as a whole, and sections or parts thereof should thus not be read or relied upon out of context.

The preparation of the Feasibility Study Report has involved several consultants, as described below.



- The geological aspects of the Study, including the estimation of mineral resources, are based on the report by Micon entitled "A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil" dated August 2003;

- The mining aspects of the Study, including the estimation of mineral reserves, are based on the report by prepared by Dynatec entitled "Feasibility Study to Establish the Viability of an Underground Program at the Jacobina Mine Operation, Brazil" dated September 2003;

- Geotechnical aspects of the mine design have been prepared by MLF Geotecnica Mechanica de Rochas Ltda (MLF) of Nova Lima, Brazil;

- Other aspects of engineering design have been prepared by GEST- Engenharia e Consultoria Ltda (GEST) located in Nova Lima, Minas Gerais, Brazil under the direction and approval of SNC-Lavalin;

- Capital costs and operating costs, excluding mining, have been estimated by SNC-Lavalin with input provided by DSM and GEST;

- The financial analysis for the Study has been prepared by SNC-Lavalin Capital Inc.;

- Metallurgical test work has been completed by Lakefield Geosol Ltda of Belo Horizonte, Minas Gerais, Brazil (Geosol) and SGS Lakefield Research Limited of Ontario (Lakefield).

This report is based on the information presented in the Feasibility Study Report, which was gathered from visits to the project site at Jacobina; meetings with GEST personnel at their offices in Nova Lima in Minas Gerais State, Brazil and discussions with their representatives at the project site; discussions with DSM personnel in Jacobina; and DSM's subsequent visit to the offices of SNC-Lavalin in Toronto. The author of this report, Tim L. Mann, P. Eng., was SNC-Lavalin's Project Manager for the Feasibility Study Report. A brief chronology of the visits to Brazil is provided below:

- Project manager and process engineer visited the site in December 2002 prior to award of the services;



- Project manager, civil engineer, mechanical engineer and environmental engineer visited the site and the offices of GEST in May 2003;

- Project manager, civil engineer, mechanical engineer, electrical engineer, environmental engineer and capital cost estimator visited the offices of GEST in July 2003;

- Project manager, environmental engineer and capital cost estimator visited the site in July 2003.

A review of the existing condition of the processing facilities was carried out in order to assess the magnitude of the proposed physical improvements in plant and equipment, and to gain an appreciation of the physical environment at the site. The condition of the equipment was observed and repairs, modifications and additions are included in the capital costs estimate.

Based on operating and capital costs estimated by Dynatec and SNC-Lavalin, more accurately described herein, an after-tax cashflow was estimated for the Project by SNC-Lavalin.

SNC-Lavalin has estimated the IRR of the Project to be 39.2% with tax losses, based on all of the information set out in the Feasibility Study Report, and subject to the qualifications and assumptions set out therein.


3   Disclaimer

There have been inherent limitations to the investigation carried out by SNC-Lavalin in preparation of the Feasibility Study Report on which this Technical Report is based. These limitations relate to the following factors:

- It is not proposed to construct the Project on a "greenfields" site;

- The Project comprises the expansion and modification of an existing plant;

- Modifications to the process plant and infrastructure have been constrained by the general arrangement of the existing plant;

- Inspection of existing mechanical and electrical enclosed plant, including electric motors and pumps, has been by exterior inspection only;

- Inspection of tankage and pipes has been by visual inspection only;

- Accuracy of information provided, and the opinions expressed, by DSM and others, as herein described;

- Unless expressly stated otherwise, assumptions, data and information supplied by, or gathered from other sources (including the DSM, other consultants, testing laboratories and equipment suppliers, etc.) upon which SNC-Lavalin's opinion as set out therein is based has not been verified by SNC-Lavalin and SNC-Lavalin expresses no opinion in respect thereof.   For greater certainty, but without limitation, the following information upon which SNC-Lavalin's opinions are, in whole or in part, based, and which are assumed to be correct (except to the extent expressly stated herein), were provided by others;

This report has been prepared on a basis of information provided by:

- DSM;

- GEST;



- Micon in their report entitled "A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil" dated August 2003;

- Dynatec in their report entitled "Feasibility Study to Establish the Viability of an Underground Program at the Jacobina Mine Operation, Brazil" dated September 2003;

- MLF in respect of rock mechanics issues; and

- Lakefield in respect of metallurgical testwork.

In the opinion of SNC-Lavalin, all portions of this document have been prepared by one or more Qualified Persons, except in the case of the financial analysis section.



4   Property Description and Location

The reader is referred to the National Instrument 43-101F1 Technical Report entitled "A Mineral Resource Estimate for the Jacobina property, Bahia State, Brazil" issued by Micon International Limited and dated August 2003 (the "Micon Technical Report") in respect of this section of the Technical Report.   SNC-Lavalin is not aware of any changes that may have arisen since the report addressing mineral resource estimation was published.

Although SNC-Lavalin believes that the information in the Micon Technical Report remains current as at the date of this report, and is not aware of any information which would indicate that it is not, it has not conducted investigations to confirm whether this is the case and expresses no opinion in respect thereof.


5 Accessibility, Climate, Local resources, Infrastructure and Physiography

Information with respect to location, accessibility, local resources and infrastructure has been verified by SNC-Lavalin.

The project site is situated just south of the City of Jacobina, a regional centre located in the State of Bahia within the Northeast Region of Brazil. The site lies within an area referred to as "Serra de Jacobina", at geographic coordinates 11º15' S and 40º30' W, approximately 330 km northwest of the City of Salvador, the capital of the State of Bahia. Salvador, with a population of some 2.5 million, is a key commercial centre in Brazil and is served by an international airport as well as a large port facility.

Access to the mine from Salvador is via federal highway BR-324, which is a two-lane highway with an asphalt surface. Jacobina is connected to the mine by a 12 km dirt road, which can withstand heavy vehicle traffic. The existing haul route from Jacobina to the mine passes through the villages of Canavieiras and Itipacuru. The Jacobina project is located around the town of Jacobina, some 340 km inland from the regional capital of San Salvador (Figure 5-1) presented at the and of this section. Jacobina has a population of about 70,000 providing all accommodation, shopping and social amenities necessary for the mine. Electrical supply, telephone service and Internet access is available. Mine management housing and offices are based in Jacobina.

DSM has reported that the relief provided by the Serra do Jacobina mountains results in slightly higher rainfall that the surrounding flat scrublands. Rainfall at the town of Jacobina averages 840 mm/a; temperatures are pleasant with a daily maximum of between 26o C to 32o C over the year.

Figure 5-1 Jacobina Project Location Map


JACOBINA LOCATION MAP
N
ATLANTIC
OCEAN
ATLANTIC
OCEAN
BRAZIL
Salvador
Rio de Janeiro
PACIFIC
OCEAN
DESERT SUN MINING CORP.
Maceió
Alagoas
Aracaju
Sergipe
São Francisco River
PERNAMBUCO
BAHIA
JMC Mine
Property
Jacobina
Feira de
Santana
Salvador
0
200
km
10°
36°


6 History

The reader is referred to the Micon Technical Report. SNC-Lavalin is not aware of any changes that may have arisen since the report addressing mineral resource estimation was published.

Although SNC-Lavalin believes that the information in the Micon Technical Report remains current as at the date of this report, and is not aware of any information which would indicate that it is not, it has not conducted investigations to confirm whether this is the case and expresses no opinion in respect thereof.



7 Geological Setting

The reader is referred to the Micon Technical Report. SNC-Lavalin is not aware of any changes that may have arisen since the report addressing mineral resource estimation was published.

Although SNC-Lavalin believes that the information in the Micon Technical Report remains current as at the date of this report, and is not aware of any information which would indicate that it is not, it has not conducted investigations to confirm whether this is the case and expresses no opinion in respect thereof.

For convenience only, Figure 7-1 Simplified Regional Geology Map and Figure 7-2 Jacobina Mine Area Geology (taken from the Micon Technical Report) are presented overleaf.



Figure 7-1 Simplified Regional Geology Map



Simplified Regional Geology Map
JMC Mine Property
Antônio Gonçalves
Carnaíba
Pindobaçu
Saúde
Caem
Jacobina
Várzea Nova
Capim Grosso
Miguel Calmon
França
Várzea do Poço
Várzea da Roça
Mairi
Piritiba
Tapiramuta
B. de Mundo Novo
Mundo Novo
Baixa Grande
Duas Barras
Macajuba
Rui Barbosa
11°00'
12°00'
40°30'
LEGEND
PRECAMBRIAN
Biotite Granite
Jacobina Group
Clastic Sequence
Monzogranite to Granodiorite
PRECAMBRIAN TO ARCHEAN
Mundo Novo Greenstone Belt
Greenschist Facies
Amphibolite Facies Volcano-Sedimentary Units
Ultramafic Flows and Sills
Meta-ultrabasic Volcanics
Metabasalts
Intermediate and Felsic Volcanics
Campo Formation Mafic to Ultramafic Sills
Basal Amphibolites
Mairi Complex
Pink Granite with Magnetite
Bimodal Orthogneisses
Jequié Complex
Charnockites
Quartz Veins
0
30
km
DESERT SUN MINING CORP.
Figure 2.1



Figure 7-2 Jacobina Mine Area Geology



JACOBINA MINE AREA GEOLOGY
N
Canavieiras Mine
Liberino, Piritoso, Maneira, Holandes, LU & MU Reefs
Intermediate Reefs
Morro do Cuscuz
Mine Complex
Itapicurú Mine
Main Reef Basal Reef
Morro do Vento
João Belo Mine
SPC, LVL, LMPC & MPC Reefs
João Belo Sul
0
2
km
LEGEND
Basic & Ultrabasic Intrusives
Cruz das Almas Fm.
Cruz das Almas and Rio do Ouro Formations
Mundo Novo Greenstone
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Basement
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements
DESERT SUN MINING CORP.
Figure 2.2


SNC·LAVALIN
Engineers & Constructors

8 deposit types

The reader is referred to the Micon Technical Report. SNC-Lavalin is not aware of any changes that may have arisen since the report addressing mineral resource estimation was published.

Although SNC-Lavalin believes that the information in the Micon Technical Report remains current as at the date of this report, and is not aware of any information which would indicate that it is not, it has not conducted investigations to confirm whether this is the case and expresses no opinion in respect thereof.


9 mineralization

The reader is referred to the Micon Technical Report. SNC-Lavalin is not aware of any changes that may have arisen since the report addressing mineral resource estimation was published.

Although SNC-Lavalin believes that the information in the Micon Technical Report remains current as at the date of this report, and is not aware of any information which would indicate that it is not, it has not conducted investigations to confirm whether this is the case and expresses no opinion in respect thereof.


10   exploration

All descriptions of the exploration and methodologies used in the following are derived from Hennessey (2003) unless noted otherwise. SNC-Lavalin has assumed that all such information provided by Hennessey and DSM personnel is completely, accurately and fairly presented, and expresses no opinion in respect of the contents thereof. SNC-Lavalin has relied on the Technical Report provided by Hennessey (2003) for the geological and resource estimation portion of this Technical Report. SNC-Lavalin has limited its review to describe work completed and methodologies used as described by DSM and Micon and to only opine on the reasonableness of these methodologies. SNC-Lavalin has not verified the existence of samples, test results, or other data provided by others.

Exploration work contributing to the resource estimate used in the feasibility study was completed by three groups Anglo American, William and DSM. For the purposes of this report the work generated by Anglo American and William is referred to as the JMC database.

Exploration work by Anglo American from 1973-1978 led to the discovery of the Itapicuru, Joao Belo and Canavieiras deposits hosted by the Serra Do Corrego Formation. These discoveries provided the basis for a 1979-80 feasibility study which led to the commissioning of mining operations and a process plant in 1982. Operations ceased in 1998 due to low gold prices.

In 1997, William completed limited exploration searching for the depth extension to the Canavieiras mine and southerly extensions to the Joao Belo mine. Results of this work are included in a Technical Report entitled, "A Review of the Exploration Potential of, and A Proposed Exploration Program For The Jacobina Property, Bahia State, Brazil" (Hennessey, 2002).

DSM initiated a two phase exploration program in 2002. A description and interpretation of the results of Phase I and part of Phase II are contained with Hennessey 2002 and 2003.

Phase I was comprised of 2,247 m of NQ sized drilling in 12 holes. Additional work included remote sensing, analysis of airborne geophysical data, geological data compilation and a sampling and mapping program.


Phase II, commenced in March, 2003 and was comprised of diamond drilling and induced polarization surveys. As of August 12, 2003, 3,575 m in 24 holes had been completed in Phase 2. Of these, 21 holes, totalling 2,311 m have been drilled at Serra do Corrego and 10 holes totalling 1,264 m at Morro do Vento.

Assay work was carried out by Lakefield Geosol which is ISO 9002 accredited laboratory based in Brazil. Check assaying is carried out by ALS Chemex of Vancouver (also an ISO 9001:2000 accredited laboratory) on 10% of the sample pulps and 5% of the sample rejects. Both laboratories inserted their own blanks and standards (Pearson, personal communication).

All DSM exploration work used for resource estimation was supervised by QP Dr Bill Pearson, P Geo., VP of Exploration DSM.

SNC-Lavalin has reviewed the description of exploration by Hennessey (2003) and found that the reported approach and methodologies used to obtain and interpret the results were reasonable and appropriate for resource estimation. In SNC-Lavalin's opinion, DSM's exploration approach relied upon senior geological personnel who were intimately knowledgeable of 15 years of operating and geological experience with Jacobina.


11 drilling

All descriptions of the database and methodologies used in the following are derived from Hennessey (2003) unless noted otherwise. SNC-Lavalin has assumed that all such information provided by Hennessey and DSM personnel is completely, accurately and fairly presented, and expresses no opinion in respect of the contents thereof. SNC-Lavalin has limited its review to describe work completed and methodologies used as described by DSM and Micon and to only opine on the reasonableness of these methodologies. SNC-Lavalin has not verified the existence of samples, test results, or other data provided by others. SNC-Lavalin has not observed and will not observe the exploration drilling in progress, except for that exploration activity witnessed by Tim Mann during site visits undertaken as part of the Feasibility Study Report, which was limited to a visit to Jacobina core shack, observation of core logging and observation of a small number of Serra do Corrego drill collars of completed holes.

As of August 17, 2003 the database was considered "frozen" (i.e. any subsequent sampling data was excluded from the mineral resource estimate database, although SNC-Lavalin understands from DSM that exploration drilling continued on the property) for the purposes of estimating resources (Pearson, personal communication). The current drill database to be used for feasibility study resource estimation was comprised of the JMC database (representing 95% of the reported total drilling meterage) and the more recent DSM drill database (representing 5% of the reported total meterage). The database was comprised of 1,003 drill holes and 118,000 m of drilling. A complete description of the drilling was not possible within the scope of this report. However, a summary of the JMC and DSM drill holes available by major exploration area are in Table 11-1 below.

Table 11-1 Summary Of Reported Drilling, Jacobina Mine

Area	Holes in Data Base		Old Drill Holes		New DSM Drill Holes	
	Number of Holes	Length (m)	Number of Holes	Length (m)	Number of Holes	Length (m)
Canavieiras (CAN)	111	12,551.46	107	11,330.27	4	1,221.19
Rio Coxo (COX)	2	189.18	0	0.00	2	189.18
João Belo Norte (JBA)	347	31,515.07	345	31,244.23	2	270.84
João Belo Sul (JBS)	10	1,890.28	10	1,890.28	0	0.00
Lagedo Preto (LGP)	22	3,724.47	22	3,724.47	0	0.00
Serra da Lagartixa (LGX)	1	740.42	1	740.42	0	0.00
Morro do Cuscuz (MCZ)	89	11,418.47	88	11,209.88	1	208.59
Morro da Viuva (MVA)	8	1,257.98	8	1,257.98	0	0.00
Morro do Vento (MVT)	340	43,385.12	330	42,121.03	10	1,264.09
Serra Branca (SBC)	7	2,050.71	7	2,050.71	0	0.00
Serra do Córrego (SCO)	109	14,883.67	85	12,210.52	24	2,673.15
TOTAL	1,046	123,606.83	1,003	117,779.79	43	5,827.04

JMC Drilling

The database developed by JMC is comprised of three types of sample data. These include surface drilled BQ (36.5 mm diameter core), underground TT sized core and channel/chip samples that have been composited into pseudo holes for use in resource estimation.

Until the 1990's, the JMC database was strictly paper based. JMC partially computerized the database after acquisition by William. DSM has since completed this transfer to an electronic database. As part of the transfer DSM undertook a detailed verification of all hole data checking original drill logs, assay certificates, survey data, maps and sections. The transfer of data and verification of inputs was undertaken by DSM staff, some of which were also employed by previous operators and was supervised by QP Dr Bill Pearson, VP of Exploration DSM.

All drill hole set-ups were located by a surveyor. Drill hole locations were marked with a foresight and backsight, hole number, inclination and hole length. Completion of drill holes was supervised by a geological technician who inspected core prior to approving drill moves. All drill collars were surveyed upon completion by mine surveyors. Most holes were less than 100m in length and were surveyed using a downhole Tropari instrument (Hennessey and Pearson, personal communication).


Mapping of development headings at 1:200 scale were used to guide locations of channel samples. These samples were taken in areas proximal to or within conglomerate. Mapping and chip/channel sampling as well as drill data were plotted on sections and plans and used for resource estimation.

DSM Drilling

DSM drilling reported as of August 10, 2003 was comprised of 5,827 m in 43 NQ drill holes. Drilling was divided into two Phases. Phase I was comprised of 12 NQ holes, while Phase II as of August 12, 2003 was comprised of 41 holes. That program was still ongoing at the time of writing the Hennessey (2003) report.

DSM drilling was completed by contract diamond drillers using standard wireline surface drill rigs. DSM staff geologists set up drill holes using foresights and backsights and ensured all drill holes were terminated once target horizons had been completely tested. All drill exploration work by DSM was supervised by QP Dr Bill Pearson, VP of Exploration of DSM.

Logging was completed by DSM employees, several of whom were former JMC employees. Their familiarity with local rock types, stratigraphy, mineralization controls and rock codes previously used ensured consistency of procedures and logging within the database. Lithologic codes used in the database were developed after extensive study by Anglo American geologists and sedimentologists.

For more detailed results of Phase I and II covering a number of exploration target areas, readers are referred to Hennessey (2003).

Recent drilling used for the current resource estimate was focused on the 900 m long Intermediate Reef zones of Serra do Corrego, located 2 km north of the processing plant. The results of the DSM infill definition drill program confirm the overall continuity and grade of mineralization within the zone. Results indicate two higher grade conglomerate reefs known as the Middle Unit (MU) and Lower Unit (LU) with lower grade mineralization separating them.

SNC-Lavalin has included the following Table 11-2 produced in Hennessey (2003) to provide a summarized interpretation of drill results as well as an indication of zone true thickness. The reader is referred to Hennessey (2003) for additional Figures depicting sectional and longitudinal interpretations.

Table 11-2 Summarized Interpretation of Results and Zone Thickness (From Hennessey, 2003)

Mine Zone	Location	Strike	Thickness	Description
Itapicurú				
LVLPC	Morro de Vento	210 m	1.5m	Large and very large pebbles, only locally mineralized.
Superior Reef	Morro de Vento	300 m	6.8 m	Medium to small pebbles, irregularly mineralized.
Inferior Reef	Morro de Vento	250 m	1.4 m	Medium to large pebbles.
Main Reef	60 to 90 m above basement, Itapicurú	3,000 m	Beds of 0.1 to 3.0 m, Zone up to 12 m	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.
Basal Reef	Base Itapicurú	1,600 m	3.0 to 8.0 m	Small to medium pebbles, enrichment of gold at its upper and lower portions.
Canavieiras				
Piritoso	Canavieiras	500 m	0.9 to 1.7 m	Average grade of 9.5 g/t Au, medium size pebbles.
Liberino	Canavieiras	500 m	1.3 m	10 m above Piritoso, average grade of 6.1 g/t Au, medium to large pebbles.
MU	Canavieiras	400 m	5 to 25 m	Pyritic, medium to large pebble conglomerates.
LU	Canavieiras	400 m	1 to 10 m	Pyritic, large pebble conglomerates.
João Belo				
LVLPC	João Belo Norte	600+ m	3 to 5 m	Large to very large pebbles.
LMPC	João Belo Norte	600+ m	3 to 15 m	Large to medium pebbles, variable gold values.
MPC	João Belo Norte	600 m	1.0 to 3.5 m	Medium size pebbles, locally contains pay values.

SNC-Lavalin has reviewed the reported methodologies used for drilling as described above and found them to be reasonable.


12 Sampling Method and Approach

A programme of metallurgical testwork was carried out on samples of mineralized material from the Serra do Córrego deposit by Lakefield. The reported conclusions of the testwork in respect of nature and grade of the mineralization are reported in Section 16.0 of this Technical Report.

A programme of specific gravity testwork was conducted by Lakefield as part of the Feasibility Study Report. The results of the testwork are discussed in Section 17.2 of this Technical Report.

All descriptions of the sampling methodologies used in the following are derived from Hennessey (2003) unless noted otherwise. SNC-Lavalin has assumed that all such information provided by Hennessey and DSM personnel is completely, accurately and fairly presented, and SNC-Lavalin expresses no opinion in respect thereof. SNC-Lavalin has limited its review to describe work completed and methodologies used by DSM and Micon and to only opine on the reasonableness of these methodologies.

According to Hennessey (2003), JMC geologists lithologically logged and sampled all drill holes. Previous practice was to sample all conglomerates, but William staff changed this to a practice of sampling through the conglomerates into adjacent quartzite on both sides. Surface holes, which tend to be exploration drilling, were split, half-core sampled and then stored for future reference. Underground definition drill holes are whole-core sampled resulting in similar sample volumes to those taken from surface core.

Generally, all samples were submitted to the mine's assay laboratory but, in later years, William began submitting samples from exploration holes to an outside laboratory.

JMC beat geologists collected chip panel samples at regular intervals from all underground development headings which were in, or near, mineralization. Samples were continuous chip/channel samples collected by hammer and moil onto a canvas mat. Historically the samples were collected over narrow widths, often less than 20 cm, however in 1996 this was modified to a standard 50 cm sample except when approaching a lithological contact when shorter samples were permitted (Hennessey, 2003). Pearson (personal communication) indicated that channel samples were 10cm wide and were comprised of several kilograms each.



SNC-Lavalin was informed by Hennessey (personal communication) that channel/chip samples were only used for measured resource blocks. Pearson (personal communication) also indicated that the number of resource blocks estimated using chip/channels was not significant. Based on these observations and because the measured resources reconciled well with production, SNC-Lavalin is of the opinion that the quality of this database type should be appropriate for inclusion in a mineral resource estimate. SNC-Lavalin recommends that channel/chip assay results be compared against drill hole results located in a similar reefs and lithologies in order to further validate this database type. SNC-Lavalin has been informed that such an analysis is currently underway (Pearson, personal communication).

DSM has reportedly followed similar drill core sampling procedures to those used by William with some modification. All drill core to be sampled was split in half with one half submitted for assay. In the early portions of the program a hand splitter was used. In the latter part, a diamond saw was obtained and sawing replaced most of the splitting except for lower priority samples. Sample lengths were selected based on lithology with the typical sample length being about 0.5 m long and the longest being approximately 1.0 m. Much more extensive sampling of the surrounding quartzite has recently been conducted because of the potential for low gold grades to affect potential open pit economics.

All samples were tagged with the sample tag stapled to the core box at the start of the sample and a second tag with the same number placed in the sample bag. Care was taken to thoroughly clean the splitter after each sample to avoid contamination of subsequent samples. All drill core, with the exception of some sections of barren intrusive, was split and sent for assay.

A listing of individual samples would be too extensive for the purposes of this report, however a database summary is provided in Table 12-1.


Table 12-1   Database Assay Summary (From Hennessey, 2003)

Samples from Old Drill Holes	128,508
Samples from New Drill Holes	6,822
Total Samples in Data Base	135,330
Sampled (awaiting results)	581
Total Samples from New Drill Holes	7,403
Total Samples Taken	135,911

Based on the descriptions of host rocks by Hennessey (personal communication), SNC-Lavalin assumes sample recovery to be sufficiently high as to not to impact the reliability of assay results.

SNC-Lavalin is of the opinion based on the information provided by DSM and Micon, that the methodologies reportedly used to collect samples are reasonable.

For a complete description of rock types, geological controls and widths of mineralization for each of the reefs, please refer to Hennessey (2003).



13 sample preparation, analyses and security

All descriptions of the sample preparation, analysis and security methodologies used in the following are derived from Hennessey (2003) unless noted otherwise. SNC-Lavalin has assumed that all such information provided by Hennessey and DSM personnel is completely, accurately and fairly presented, and SNC-Lavalin expresses no opinion in respect thereof. SNC-Lavalin has limited its review to describe work completed and methodologies used as described by DSM and Micon and to only opine on the reasonableness of these methodologies.

JMC

The following description of sample preparation and assay methodology and discussions of sample preparation tests are taken directly from Hennessey (2003).

During its operation the Jacobina mine had a relatively modern, well-equipped assay laboratory on site, near the plant and metallurgical facility at the Itapicurú mine. The laboratory was equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AAS) analyses. AAS determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold. All samples from the geology department were analyzed by the FA method with gravimetric finish.

The sample preparation facility at the laboratory consisted of a sample drying and handling area and a crushing room. After drying, samples were crushed in stages using a jaw crusher and roll crusher. Samples were then split with a Jones riffle splitter to produce a large sample which was ground to 75% passing minus 200 mesh in a disk pulverizer. The final pulp was rolled on a rubber mat and then quartered. Sample increments were selected from opposite quarters to composite an analytical subsample or aliquot. This sample was then subjected to FA analysis.

Historically JMC used 100-g aliquots for its fire assays. After a study performed in 1996, which compared 50 g and 100 g samples, it was decided that all FA aliquots at Jacobina would continue to be 100 g in size. The 100-g samples were fused in a single large crucible. Crucibles for metallurgical and geological samples were kept separate. Micon's review in 1998 concluded that the sample preparation procedure described above is a conventional one used in the mining industry for decades. It was noted, however, that in recent years the use of disk pulverizers has been discouraged in the preparation of samples which may contain native gold, as these devices have a



tendency to smear gold onto the plates and retain it, only to release the gold later in a following sample. Present best practice is considered to be a ring and puck (or puck and bowl) pulverizer. The practice of rolling a sample on a rubber mat was initiated to homogenize it before selecting a subsample for further preparation or analysis. In a situation where free gold grains exist in a matrix of pulverized silicate minerals, the extreme density contrast between them (19.3 for gold versus 2.7 to 3.1 for most minerals) means that the gold grains are very quickly sifted to the bottom of the pulp and left on the trailing edge as the sample is rolled. A sample processed this way has not been homogenized but, rather, has been segregated. As a result, adequate subsampling for analysis can become difficult. The practice of quartering the pulp to subsample, as used at Jacobina, tends to mitigate this effect somewhat. The preferred practice is to select multiple sample increments from a pulp, having disturbed it as little as possible, or to split a subsample using a very small riffle splitter.

In 1998, Micon expressed its opinion that both of the items outlined above should be generally discouraged given that they are not best analytical practice and tend to magnify problems associated with nugget effect. Nevertheless, given the relatively low and even gold grades of the mineralization at Jacobina, and the general lack of coarse or even visible gold, Micon believes that they have had a very limited effect on the accuracy of the resource estimation.

In Micon's view the Jacobina mine laboratory was generally well-operated. It exhibited a high degree of general cleanliness and good housekeeping.

Based on the above description and discussion, SNC-Lavalin concurs with Micon that the sample preparation and assay methods reportedly used by JMC are in keeping with industry practice. Although the results could have benefited from improvements in pulp splitting techniques and grinding equipment, SNC-Lavalin shares the opinion with Micon that these items would have had a limited effect on the accuracy of the resource estimate.

SNC-Lavalin notes that BLM's (1997) graphs of standard samples indicate a drift of the mean over time, however over 90% of the mean values lie within the upper and lower grade thresholds. In SNC-Lavalin's opinion, these results indicate that the JMC results for 1996 and a portion of 1997 indicate reasonably reliable results suitable for resource estimation. The results as provided by BLM (1997) Appendix 2 are depicted below in Figure 13-1.



Figure 13-1 JMC Standard Results September 1997



JMC Standard Results January to August 1997




JMC Standard Results 1996



BLM (1997) indicates that the onsite mine laboratory participated in a round-robin type survey with a sister MMV mine, Mina Grande. The data from this round robin testwork shows a reasonable correlation coefficient of 0.9436 between the two laboratories. The following Figure 13-2 is a scatter plot of this comparison taken from Appendix 3 of the BLM (1997) report. Hennessey indicates that the following graph was likely the result of work completed by William (personal communication).



Figure 13-2 JMC versus MMV Duplicate Pulp Scatter Plot



SNC-Lavalin is of the opinion that although the reported procedures to monitor the quality of assay samples for the JMC database are not well documented they reflect industry "best practices" at the time they were generated and are suitable, within the context of the other information considered, to develop a database appropriate for resource estimation.



`DSM Generated Data`

`Security`

JMC maintained a large covered storage facility (roof only), with office, for logging and racking of core. This facility equipped with power and water was located behind the mine's main gate, was protected by wire mesh and had a locked gate to prevent unauthorized access. A security presence has been maintained at the mine since closure in 1998 so that any old core retained by the previous operators remains intact and in relatively good condition. DSM has continued logging core at this site.

Core is transported directly to this facility from the drill rigs, and is logged and sampled. Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

`Sample Preparation and Analyses DSM`

The primary analyses of all samples were performed by Geosol that according to Micon is an ISO 9002 certified laboratory. Samples were routinely shipped to their laboratory in Belo Horizonte each Friday, in batches of 200 to 300, by truck to Salvador and then by air freight to Belo Horizonte. Turnaround time in the laboratory was approximately 7 to 10 days after receipt of samples.

The following description of the Geosol methodology employed for sample preparation and analysis in Phase I is taken directly from Hennessey (2003):

- Core samples are initially crushed using a jaw crusher and then 250 g is split and pulverized using a "ring and puck" pulverizer to 95% passing 150 mesh. (Note: this procedure was changed early in the Phase II program, see below.)

- Prior to processing of samples from new projects, pilot samples are analyzed to determine the correct flux and flux composition for best analysis, as determined by the size of the lead button produced.

- Fifty grams of pulverized material is weighed and transferred to plastic bags containing 120 g (+/-) of the pre- mixed flux as indicated in the worksheet. The addition or omission of other fluxes such as flour and nitre is based upon the sample appearance and/or data gleaned from the pilot samples.



- The sample and fluxes are mixed, inquarted with AgNO3 and fused for approximately 45 minutes to 1 hour at 1,050°C.

- The samples are then removed from the furnace and poured into molds.

- Once cooled, the slag is separated from the lead button and the button is pounded into a cube to remove all remaining attached slag. A button weighing approximately 28 g is the ideal result. The button size is evaluated and any anomalies recorded.

- The buttons are then transferred to cupels that have been preheated for approximately 15 minutes. The cupels are placed in the cupellation furnace for approximately 50 minutes at 950°C, ensuring that all the lead is oxidized.

- The cupels are removed from the furnace and the remaining precious metal beads/prills separated for parting and acid digestion.

- The beads are digested in aqua regia and bulked to a predetermined volume prior to analysis by Atomic Absorption Spectrophotometer (AAS). All test tubes are calibrated to ensure equal bulk up volumes.

- Fire assay trays hold 24 samples always including one in-house reference sample, a blank, and one duplicate.

- Samples solutions are read by AAS with the data captured directly into the Laboratory Information Management System (LIMS). All sample data along with QC data are stored in the LIMS with a secure paper trail for traceability.

- The detection limit for the AUFA50 procedure is 5 parts per billion (ppb).

The following description of the methodology employed for check samples is taken directly from Hennessey (2003).



For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C.. Selected pulps and rejects are sent to ALS Brazil by Geosol. ALS Brazil rebags and numbers the pulps and pulverizes the rejects to 95% passing 150 mesh (changed to 95% passing 200 mesh in April, 2004 as described above). These samples are shipped to Vancouver for analysis. The fire assay procedure at Chemex is as follows:

- A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold- free silver and then cupelled to yield a precious metal bead.

- The bead is digested in 0.5 ml dilute nitric acid in a microwave oven.

- 0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting.

- The digested solution is cooled, diluted to a total volume of 4 millilitres (ml) with demineralized water, and analyzed by AAS against matrix-matched standards. The detection limit is 5 ppb.

Samples with greater than 10 parts per million (ppm) Au (10 g/t) are assayed by gravimetric finish as follows:

- A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button.

- The lead button containing the precious metals is cupelled to remove the lead.

- The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.



Analysis of assay results was comprised of scatter plots of duplicate pulps and rejects assayed at Lakefield Geosol and ALS Chemex. In order to address the large degree of scatter in the duplicate results, sample preparation protocols were changed at the end of April 2004. The new sample preparation procedures were changed to pulverize one kilogram of sample (increased from 250 g) to 95% passing 200 mesh (increased from 150 mesh). Check samples for rejects at the second laboratory were also changed to reflect the same procedure. DSM has retained the course rejects should any future reassaying be contemplated.

DSM relied on Geosol and ALS Chemex to insert their own laboratory blanks and standards. Pearson (personal communication) indicates that the results of blanks were consistently below detection limits and that the standard results were within recommended limits for the specific standards used for both Geosol and ALS Chemex. This data was monitored by the respective laboratories and was reported to DSM (Pearson, personal communication).

In SNC-Lavalin's opinion the reported security, sample preparation and assay methodologies used are reasonable and appropriate for building a reliable database for resource estimation. SNC-Lavalin has confirmed that ALS Chemex of Vancouver is registered to ISO 9001:2000 for the, "provision of assay and geochemical analytical services" by BSI Quality Registrars (Anslow, personal communication).

SNC-Lavalin recommends that DSM continue the JMC practice of inserting their own standards and assessing the results. The DSM standards would be derived from available Jacobina reject material for least three differing grades. These standards should comprise of a cut-off grade, an average feed grade and a higher grade sample.



SNC·LAVALIN
Engineers & Constructors

14 Data Verification

All descriptions of the verification methodologies used in the following are derived from Hennessey (2003) unless noted otherwise. SNC-Lavalin has assumed that all such information provided by Hennessey and DSM personnel is completely, accurately and fairly presented, and SNC-Lavalin expresses no opinion in respect thereof. SNC-Lavalin has limited its review to describe work completed and methodologies used as described by DSM and Micon and to opine on the reasonableness of these methodologies. SNC-Lavalin has not observed or conducted any sampling or testing. SNC-Lavalin has not and will not verify the existence of samples, test results or other data provided by others.

Based on certain data verification procedures described by SNC-Lavalin in Section 17.0, Mineral Resource and Mineral Reserve Estimates, SNC-Lavalin expresses certain opinions, in respect of the mineral reserve estimate prepared by Dynatec.

JMC

The Jacobina mine laboratory ran a quality assurance/quality control (QA/QC) program consisting of introducing one sample duplicate and one blank sample with each tray of 35 fire assays. BLM (1997) indicates that standards were also included as part of the mine laboratory QA/QC program.

Based on the descriptions of round robin testwork, and the standard results provided by BLM (1997), SNC-Lavalin is of the opinion that the reported methodology used in the creation of JMC database is appropriate for resource estimation.

SNC-Lavalin has not been provided details of the insertion rates of blanks and standards or verification procedures used to validate the standards used. As well, SNC-Lavalin has been informed that QA/QC data for the database generated during JMC operations prior to 1996 no longer exists (Pearson, personal communication).

It was Micon's reported opinion that the portion of the database used by JMC to estimate the resources at João Belo was a "clean" and well-sampled one and was suitable for use in the accurate estimation of a resource. Hennessey (2003) states that is likely that the remainder of the database is of similar quality.



Production Reconciliation

During its operation the Jacobina mine reportedly reconciled its annual production with the mineral resource estimates. Each year the portion of the mineral resource extracted by mining was determined and multiplied by planned recovery and dilution factors. The grade of this diluted mineral resource was reconciled to production figures, as determined by the mill, and a mine call factor (MCF) was calculated and used to adjust diluted resource grades to produce the reported mineral reserve grades.

The MCF was calculated using the formula:

$$(\text{Recovered Grade} + \text{Tails Grade})/\text{Diluted Resource Grade}$$

The MCF in use at mine closure was 0.954 indicating that the true head grade was 95.4% of the grade estimated from the mineral resources (prior to application of the MCF).

This figure was derived from the following Table 14-1. Figure 14-1 shows MCF statistics from 1995 through to September of 1997. BLM (1997) indicates that the reserve grade was developed by the geology department on a monthly basis while recovered grade was developed from actual gold production and mill throughput. SNC-Lavalin notes that the annual MCF data from 1983 through to 1995 are tabulated in Appendix 11 of BLM (1997). As well, monthly MCF data is tabulated in the same Appendix 11 of BLM (1997) from 1995 through to July 1997. The variation on a monthly basis for the MCF can range between 83.4 and 114.3%, which is apparently not uncommon in gold mines (Mann, personal communication).

Table 14-1 Recent Grade Correlation (MFC) from BLM (1997)

Year	Reconciliation
1995	97.4%
1996	92.3%
1997 to Jul 1997	96.5%
Average	95.4%

Figure 14-1 Recent MCF Statistics from BLM (1997)



SNC-Lavalin's metallurgist observed the Jacobina mill to have full-stream cut automatic linear samplers installed on the cyclone overflow. JMC reports that it did not grind in cyanide. This methodology enables the cyclone overflow sample to be reliable and provides what in SNC-Lavalin's opinion should be a reliable sample for estimating mill feed gold content and estimating recovered grade (Ferguson, personal communication).

Micon reviewed the methodology used for the resource reconciliation and found it to be appropriate. The results of the reconciliation show that the diluted measured resource estimates were predicting the head grade of mill feed to within an average discrepancy of less than 5% over the last approximately 2.5 years of operation. This indicates that the assay data produced by the mine were, on average, producing an acceptable level of accuracy for the measured resource estimates. Hennessey (2003) considered this to be within the normal range for mines and an acceptable level of reconciliation, particularly once the MCF was applied.

SNC-Lavalin is of the opinion that a reported 5% discrepancy over approximately 2.5 years between head grades and diluted measured resource estimates is not inconsistent with the global database values and global measured mineral resource estimates. It is SNC-Lavalin's opinion, however, that because mill feed was mixed from three separate mine sites and various reefs, the reconciliation precludes the ability to assess the quality of local polygonal grade estimates.


Overall, SNC-Lavalin finds that the reported reconciliation and the QA/QC methodologies and results provided are reasonable and suggest that on the basis of these reported methodologies, the JMC generated data provides a reasonably reliable data set on which to estimate resources.

`DSM QA/QC`

In Hennessey (2003), Micon discussed the QA/QC results for DSM's Phase I exploration program. The current QA/QC program adopted by DSM according to Micon's description is comprised of an analysis of only duplicate pulps and rejects. Micon reviewed scatter plots of pulp and reject duplicate assays which showed that Chemex was biased high relative to Lakefield and recommended a revised sample preparation procedure. This procedure was implemented in April of 2003 and assay reports were issued using the identical detection limits.

Micon provided several scatter plots comparing Chemex versus Lakefield pulp and reject duplicates. Two of these plots are provided in Figure 14-2 which demonstrate that some extreme outliers persist. SNC-Lavalin has reviewed Micon's interpretations of the duplicate results and finds that they are reasonable based on the information provided. Pearson has indicated that these outliers have since been checked by metallic assay and the data has been subsequently rectified. Current protocols include routine checking of outlier data (Pearson, personal communication).

Although Micon did not describe the frequency of laboratory standard and blank insertions or results, Pearson (personal communication) indicates that the assay laboratories used for Phases I and II of DSM exploration conduct their own QA/QC program of inserting standards and blanks and that the results are within tolerance limits and is routinely reviewed by DSM and Micon.

Figure 14-2   Scatter Plots of Chemex vs. Geosol (Lakefield) Assay Pulp Results (Hennessey, 2003)


SNC·LAVALIN
Engineers & Constructors

COMPARISON OF PULP ASSAY CHECK DATA, NEW PREPARATION PROTOCOLS





Micon notes that the electronic data from the assay laboratories uses a direct entry software system to update the Gemcom drill hole database as results become available.



SNC·LAVALIN
Engineers & Constructors

SNC-Lavalin recommends that DSM document their QA/QC database management procedures to comply with current industry best practices. Documented protocols should be developed which define procedures to filter outlier duplicate data for reassaying on an ongoing basis and document the standard and blank pass/fail thresholds used in their current database management program.

Although standards and blanks are being inserted by accredited laboratories being used by DSM, SNC-Lavalin notes that additional valuable QA/QC information could (and in SNC-Lavalin's opinion, should) be derived by broadening DSM's current QA/QC program to include their own deposit-specific standards, as was practiced during the creation of the JMC database.

Hennessey (2003) indicates that DSM checked all entries made into the electronic database. For each drill log, assay was checked against original assay certificates and once confirmed entered into a spreadsheet for importation into Gemcom. Once data entry was complete, the spreadsheet was rechecked against the drill log. Survey data for drill hole collars was also checked to ensure they were properly located. Once this phase of checking was complete, plan maps and sections were plotted and overlain original plots. Any discrepancies were checked and corrected as necessary. DSM, according to Micon, reports that the data verification process for the historical data was completed by July, 2003 with every record checked.

SNC-Lavalin is of the opinion that the reported quantity of checking data entry and the reported methodology used for checking data entry is appropriate.

SNC-Lavalin notes that although there are areas for further improving data verification procedures, based on the procedural data provided, the current DSM methodologies are reasonable and appropriate for generating a database suitable for resource estimation.


15 adjacent properties

SNC-Lavalin has not investigated any adjacent properties.

In the opinion of Micon, as expressed in the Micon Technical Report, there are no known adjacent properties whose description or mineralization materially affect the value of DSM's holdings.

Although SNC-Lavalin believes that the information in the Micon Technical Report remains current as at the date of this report, and is not aware of any information which would indicate that it is not, it has not conducted investigations to confirm whether this is the case and expresses no opinion in respect thereof.



16 Mineral Processing and Metallurgical Testing

This section of the report is based on work carried out by SNC-Lavalin as part of the Feasibility Study Report.

A programme of metallurgical test work was carried out on samples of mineralized material from the Serra do Córrego deposit by Lakefield. SNC-Lavalin is of the opinion that the procedures reported by Lakefield in their report entitled "An Investigation of Gold Recovery From Jacobina Project Samples" met industry accepted standards. The test work comprised leach kinectics testing and was completed under the direction of SNC-Lavalin, although SNC-Lavalin did not observe the test work. Although the Jacobina property is reported to have an operating history of many years, it was recognized by SNC-Lavalin and DSM that there was value in carrying out a test work programme, as material from Serra do Córrego had not been previously milled.

Material for the test work was made available from surface exploration drill holes drilled by DSM in the first half of 2003 in the Serra do Córrego deposit. SNC-Lavalin did not observe the drilling. The selection of samples was carried out by SNC-Lavalin, which was intended to be representative, and was based on geological and assay information from the drill core logs made available by DSM.   In selecting the samples for metallurgical testing, it was SNC-Lavalin's objective to provide material from the three lithologies where mineralization has been identified, based on Micon's analysis of mineralization, namely the Upper Conglomerate, Lower Conglomerate and quartzite, for samples below the anticipated cut-off grade, and material approximating low-grade, medium-grade and higher-grade material.   In addition, it was intended to ensure that the two reported size gradations of pebble conglomerate (large-to-medium pebble conglomerate (LMPC) and medium-to-large pebble conglomerate (MLPC)) were fairly represented. The sample consisted of seven composites that covered a grade range of 0.44 g/t to 3.19 g/t for quartzite material, LMPC and MLPC. The grade range was selected to cover low-grade material, historical ore-grade material and high-grade material. The selected samples had already been prepared and shipped to Lakefield Geosol Ltda. (Geosol) in Belo Horizonte by DSM for drill core assaying. Geosol packaged the samples and forwarded them to Lakefield of Ontario where the test work was carried out.



SNC·LAVALIN
Engineers & Constructors

The estimated grade of the combined samples as assayed by Geosol was 1.34g/t; the calculated head as estimated by Lakefield was 1.28 g/t. The results indicated that for the samples studied, leach extractions of 97% could be achieved in 24 hours leaching at a grind size of 80% passing 100 µm, which represented the reported historical plant grind size. Leach kinetics were also evaluated at grind sizes of 80% passing 82 µm and 125 µm. Extractions were unaffected by grind size within the range examined.

On a basis of the test work, the plant will be fitted with four additional agitated leach tanks to increase the leach capacity to 24-hour residence time from the pre-existing 16 hours.

According to information provided by DSM, the existing plant has nine hours residence time in the pachuca tanks and an additional seven hours residence time in the carbon tanks for a total of sixteen hours at a throughput rate of 190 t/h. Four new agitated tanks will be added to the leach train as part of the expansion of the plant. This will add 8 hours leach time to bring the leach residence time up to 24 hours.

In 1997, DSM reported the plant recovery experience to be 92.3%. The recent metallurgical test work conducted at Lakefield indicated that extractions for the sample received at eight hours were 88% to 89%, and that the leach was completed in 48 hours with a very small reduction in leach extraction at 24 hours. The leach kinetics curve is very flat from 24 hours to 48 hours.

Based on the test work results, SNC-Lavalin is of the opinion that the proposed expanded leach capacity would result in an average extraction of approximately 97% for feed which has the same composition as the test samples. Also in the opinion of SNC-Lavalin, solution losses from a carbon adsorption plant, such as Jacobina, typically are 0.5% or less. SNC-Lavalin recommends using 0.5% solution loss for a recovery of 96.5%. This recovery is reflected in the analyses included in this Report.

SNC-Lavalin toured the on-site assay facility previously used by DSM, however, most of the equipment was observed to have been removed, and it was reported by DSM to have been sold. For the proposed restart of operations, it is DSM's plan that a contract satellite facility be set up within the existing mill building. Geosol have provided a budget quotation for setting up the laboratory and a unit price for assaying that has been used in the preparation of costs for the Report.


SNC·LAVALIN
Engineers & Constructors

The Jacobina process plant is a conventional carbon-in-pulp gold recovery circuit. The major components of the process were observed by SNC-Lavalin to be:

- Crushing and stockpiling: the crusher hopper of the new installation will be fitted with a 600-mm square grizzly and oversize reduced to grizzly-passing by a hydraulic rock breaker. Ore will be transported from the bottom of the receiving hopper to the 900 mm x 1,200 mm jaw crusher by a 1,200 mm x 4,800 mm apron feeder.

- Stockpile reclaim and grinding with two SAG mills;

- Leach feed dewatering using a 17 m diameter conventional thickener;

- Leaching with the addition of four new agitated leach tanks, which, with the existing 13 tanks, results in a total of 24-hour residence time;

- Carbon adsorption;

- Carbon desorption and regeneration;

- Electrowinning and refining.

SNC-Lavalin observed the Jacobina mill to have full-stream cut automatic linear samplers installed on the cyclone overflow ahead of the trash screen and on tailings ahead of the safety screen. JMC does not grind in cyanide, which enables the cyclone overflow sample to be reliable and provides what should be a reliable sample for mill feed gold content.

SNC-Lavalin prepared a design criteria and mass balances for the process plant for a throughput of 190 t/h. Equipment was sized on that basis and the proposed sizes compared to the existing equipment. Most equipment in the process train was determined by SNC-Lavalin to be adequately sized with some exceptions as noted. Leach residence time was identified as deficient and a recommendation was made to add additional tanks to the leach train. The existing tailings transport pipeline from the plant to the tailings impoundment area was determined to be undersized at 150 mm. Recommendation was made to install a 250 mm HDPE pipeline and use the former tailings line for transport of reclaim water from the tailings pond back to the plant area.


SNC·LAVALIN
Engineers & Constructors

SNC-Lavalin recommends the following improvements to the plant and process:

- Additional agitated leach tanks to increase residence time from 16 hours to 24 hours.

- Instrumentation to measure and control such critical process parameters as grinding mill feed rate, mill power draw and bearing lift hydraulic pressure, cyclone feed density and flow, water to cyclone feed pumpboxes flow for cyclone feed density control, cyclone feed pump speeds controlled by level in pumpbox, reagent flow rates, slurry pH, reagent tank levels, feed pumpbox level and pump speed control on sand/slime separation feed, water to sand/slime separation cyclones feed pumpbox flow control to cyclone feed density, leach feed thickener underflow density to pump speed control, water make up to thickener overflow tank controlled by tank level, leach feed pump speed controlled by level in pumpbox, and tailings pump speed controlled by level in pumpbox.

- Replace the tailings line with 250 mm HDPE pipe for reduced pumping demand.

- The existing grinding circuit can operate at 190 t/h and achieve the historical grind size of 80% passing 100 μm while pulling 80% of installed power.



17   Mineral Resource and Mineral Reserve Estimates

17.1   Estimated Mineral Resources

All descriptions of the database and methodologies used in the following are derived from Hennessey (2003) unless noted otherwise. SNC-Lavalin has assumed that all such information provided by Hennessey (2003) and DSM personnel is completely, accurately and fairly presented. SNC-Lavalin has limited its review to describe work completed and methodologies used as described by DSM and Micon and to only opine on the reasonableness of these methodologies.

The Jacobina Mine's former Chief Geologist, Anselmo Rubio and Carlos C. Barbosa are currently DSM employees and for the purposes of the Feasibility Study Report are responsible for updating the resource estimate. Overall direction for the resource estimate was provided by Dr. Bill Pearson QP and VP of Exploration for DSM.

Mr. Rubio is a graduate of the school of geology at Universidade Federal Rural do Rio de Janeiro. Mr. Barbosa is a graduate geological engineer from the Universidade Federal do Ouro Preto. Micon considers both of these individuals as Qualified Persons except for the lack of membership in an appropriate self regulatory organization.

SNC-Lavalin has reviewed the qualifications provided for Mr Rubio, Mr. Barbosa, Mr. Pearson and Mr. Hennessey and satisfied itself (based on that information) of their respective qualifications to estimate mineral resources, and to assess the appropriateness of the estimation methodologies used.

B. Terrence Hennessey, P.Geo. (APGO membership #0038), the author of the Micon Technical Report (2003) on which this report relies, has reviewed the resource estimation procedures used at Jacobina and their results and has stated that he accepts responsibility for the mineral resources as DSM's independent QP, as required by NI 43-101 (Hennessey, 2003).

George H Wahl. P.Geo. (APGO membership #0448), has reviewed the methodologies used to estimate resources and the methodology used by Micon to verify resource estimates and has found methodologies used (as reported) to be reasonable and appropriate for reserve estimation.



The current resource estimate used for reserve estimation was initially generated by JMC using a conventional longitudinal (or where geology dictates, plan view) polygonal method. These resource estimates were subsequently reviewed by Micon in order to express an opinion as the whether the resources comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000 and are reportable by DSM under NI 43-101.

Micon reviewed data used for the resource estimation in a property visit in 1998 prior to the mine shutting down and agreed that they were properly classified. Micon revisited the property in December of 2002 to review the mineral resource estimates again. In 2003, Micon was asked again to review the mineral resources. In Micon's opinion the measured, indicated and inferred mineral resources at Jacobina were found to be compliant with CIM code, were reportable by DSM and that DSM was justified in using these estimates in its upcoming feasibility study. Micon states that it has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying.

SNC-Lavalin was asked to review the methodologies used to generate the resource estimate for the purposes of this report and review the methodologies used by Micon in making their assessment.

`Database`

The assay database used for resource estimation is comprised of four sample types, whole TT underground core, split BQ core, split NQ core and channel/chip samples. According to Micon and BLM (1997), appropriate QA/QC procedures including use of standards, duplicates and blanks have been used to verify the database used for resource estimation. Micon indicates that DSM undertook an extensive program of data verification under the supervision of Dr. Bill Pearson QP as part of the process of converting the database to a digital format.

All development headings were mapped at 1:200 scale and channel/chip sampled within or proximal to conglomerate. The mapping and chip sampling were plotted on plans and used for resource estimation. For the purposes of resource estimation chip/channel samples were converted to pseudo drill holes.



SNC·LAVALIN
Engineers & Constructors

The master database used for resource estimation is maintained at Jacobina under the direction of their computer data manager Carlos Barbosa reporting to the chief geologist, Anselmo Rubio. Data is backed up daily and a copy is stored offsite. Copies are routinely sent to Toronto. Data is entered into the database from drill logs, assay sheets and survey data. This information is reviewed and confirmed prior to final loading into the database by Carlos Barbosa (Pearson, personal communication).

In the opinion of SNC-Lavalin, procedures reportedly used to verify the assay quality and data entry described previously are reasonable.

Specific Gravity

DSM submitted 18 core assays to Lakefield laboratory for bulk density determination. According to Pearson (personal communication), the 18 core samples represent a variety of different conglomerate reefs and quartzite wall rocks. The methodology used to estimate bulk density was a standard water displacement method using wax to seal the sample. This wax seal method is used when increased porosity is thought to be present. The bulk density of the 18 samples averaged 2.62 tonnes per cubic meter with little variability from the mean. For the purposes of resource estimation this was rounded downwards to a conservative 2.6 tonnes per cubic. This is a decrease from the bulk density factor of 2.7 tonnes per cubic meter that had been used in earlier resource estimates by DSM and JMC. This decrease is attributed to a non-wax water displacement method used earlier (Pearson, personal communication).

The reported current approach is considered by Micon and SNC-Lavalin to be reasonable. As part of continuing good practice, SNC-Lavalin recommends that DSM implement an ongoing bulk density testing program in order to broaden the sample base on which a global bulk density factor is based. SNC-Lavalin has been advised by DSM that plans are in place to implement such a program as core becomes available (Pearson, personal communication).

Estimation Methodology

The current resource estimate used for reserve estimation was initially generated by JMC using a conventional longitudinal (or occasionally plan view) polygonal method. The Jacobina Mine's former Chief Geologist, Anselmo Rubio who is currently a DSM Participacoes Ltda (DSMP, the Brazilian subsidiary of DSM) employee and for the purposes of the Feasibility Study Report was responsible for updating the JMC resource estimate.



In updating the resource estimate, DSM made minor modifications to suit local conditions at each deposit or fault-bounded mining block. The mine openings, including stopes, raises, shafts, ramps and access drifts were plotted on true vertical-longitudinal projections or in the case of Canavieiras, plan projections by hand and by AutoCAD software. A separate projection was produced for each individual reef of each mine. Plan views of development mapping comprised of channel sample locations and values as well as drill sections were used for geological interpretation. SNC-Lavalin has included in Figure 17-1 an example of an AutoCAD generated longitudinal that was provided by DSM and used for resource estimation.

Figure 17-1 Resource Estimate Longitudinal, Itapicuru Mine (From DSM)



Itapicuru Mine
Morro do Vento Main Reef North
Vertical Longitudinal Section
(Looking West)


Projections show pierce points and values encountered for each drill hole intersection in the plane of the respective reef. Drill hole boundaries were chosen using criteria specific to each reef. Foot wall and hanging wall criteria in the same reef may also differ. Contacts of reef intersections may be determined by lithologic criteria such as the edge of the conglomerate or by an assay cut off. For example, in the case of the Basal Reef and Serra do Córrego, the cut-off is defined by the contact of the conglomerate and quartzite (Pearson, personal communication). In the case of Joao Belo, the footwall contact is defined by an assay cut-off of 0.8 g Au/t in conglomerates whereas the hanging wall contact is marked by the conglomerate-quartzite contact (Pearson, personal communication). The minimum composite length is one metre and intersections are diluted to that width if narrower. This is the only internal dilution applied to the resource estimate.

Geological interpretations of the extent of mineralization for each reef were plotted on long sections using plans and drill sections by the mine geologists. Polygons are then generated by a variety of deposit specific methods as described in the following taken directly from Hennessey (2003):

`Joao Belo`

At João Belo, individual polygons are created around separate drill hole pierce points. This process is accomplished by plotting the halfway points between all drill holes which then become the vertices at which two, or more, lines of a polygon join. Polygons at the outer edge of the area drilled are terminated against bounding faults and dykes, projected to appropriate depth and terminated or finished against blank polygons around low grade drill holes.

The interpreted extent of mineralization is also subdivided into separate blocks which overly the polygons. The blocks conform to, and are limited by, existing or projected development. These blocks represent individual mineable blocks or stopes or, in unplanned areas of the mine, reasonable projection distances for assay data.

Mineral resources are estimated by mining block, each block being defined by major levels in the mine and separated into equal lengths by evenly spaced northings. Mineral resource tonnes for each mining block are estimated by determining the area (using AutoCAD) of each polygon within that block and multiplying by the true width of the composite in that polygon. Area measurements are adjusted for errors caused by


projecting dipping bodies onto vertical sections. This is done trigonometrically using an average dip of 60º. The above process creates a series of volumes which fill the mining block. The partial polygon volumes are multiplied by the bulk density (2.60) to obtain individual tonnages which are summed to provide the total tonnage for each mining block.

Grades for each mining block are estimated by weight averaging, by the included tonnage of each polygon, the composite drill hole grades for the polygons in the block. Assay results are capped at 30 g/t Au, based on a statistical study of the João Belo mine by William. Micon reviewed this work during its 1998 visit and found it to be reasonable. A cutting value of 30 g/t eliminated approximately 0.1% of the data in the study but reduced some extreme values.

At João Belo, chip/channel samples are generally not used for resource estimation. The exception to this is the case of infill drill holes completed from development drifts in ore, usually following the foot wall or hanging wall contacts. In such instances the nearest line of chip/channel samples from the drift face sampling will be used to complete the missing portion of the drill hole composite (the drill is set up in "ore" mined out in the development drift and thus can't sample a portion of it). This creates a complete intercept of the mineralized zone from hanging wall to foot wall.

At João Belo the individual assay intersections were expanded to include internal dilution in such a way as to maintain a consistent geological interpretation and assay continuity from section to section. The width of the zone ranges from 3 m to 25 m and averages about 18 m.

Itapicurú

The estimation process at the Itapicurú mine, which is subdivided into Morro de Vento and Morro de Cuscuz, is similar to that at João Belo except that only the larger mining blocks are created. No individual polygons are created around drill holes. The area of the mining blocks is determined and converted to volumes using the average true width of all composites in the block and the correction for dip. Grades are interpolated by taking the weighted average, by composite width, of all assay composites through the block. Assays are capped at 30 g/t Au. Due to a relative lack of drill intercepts, chip/channel composites are used more commonly at Itapicurú.



Canavieiras

The process at Canavieiras is again similar to João Belo, with the following exceptions. Due to the flat dip in the roll of the fold, areas are measured on a plan view rather than a long section. Single large mining blocks are interpreted, as at Itapicurú. Grades are interpolated using only drill holes as currently available chip/channel samples do not fully cross mineralization. At the Itapicurú and Canavieiras mines, internal dilution was determined by calculating the weighted average width and grade for each block using all intersections that cut a particular block. If the weighted average width was less than the minimum width of one metre then the width was diluted to 1.0 m.

Serra do Córrego

Although limited workings exist at Serra do Córrego which connect it back to the Morro de Cuscuz, the resources here were estimated using a method similar to João Belo except that little development exists.

General economic criteria were applied to the resource estimation by JMC in that resource blocks had to meet the average cash cost cut off grade in order to remain in the published table of mineral resources. This was in practice 1.5 g/t Au. The previously existing resource blocks continue to use this cut off. Initial work by SNC-Lavalin, as reported verbally to DSM indicates that a new resource cut off grade may be as low as 1.3 g/t Au although some further work needs to be completed to finalize this. Some of the newly estimated mineral resources in the MU Reef at Serra do Córrego have used this 1.3 g/t cut off. It is Micon's opinion that DSM's 1.5 g/t cut off is likely to be somewhat conservative.

According to Hennessey (2003), DSM/DSMP staff reviewed the estimation of the mineral resource blocks and the underlying interpretation and data. Blocks had been adjusted where necessary based on more recent drill and bulk density data. Additional indicated and inferred resources have been estimated at Serra do Corrego and Itapicuru; adjustments were made for production in the final months of production and new longitudinal sections have been produced for all zones.

According to BLM (1997) the top cut of 30 g/t Au was determined from log probability plots. BLM (1997) indicates that the JMC database contained only 32 assays out of a total of 39,664 that had grades above the 30 g/t Au top cut. Only 49 additional samples had grades between 20 and 30 g/t Au.


SNC-Lavalin recommends that for future resource estimates, DSM run univariate statistics for each lithotype/reef unit separately and re-assess top cutting on a reef by reef basis. DSM has indicated that provisions have been made to commence this statistical work (Pearson, personal communication).

Micon reviewed the resource estimates summarized in the following Table 17-1. During Micon's 1998 site visit, it spot checked certain grade and tonnage calculations performed by JMC personnel. Discussions with Hennessey indicate that these spot checks were focused on more isolated reefs of limited extent (personal communication). Micon also completed what they describe as a "ball park" estimate of the total resources contained within the Joao Belo main LMPC Reef which represents one of the more laterally extensive reefs. Results of Micon's estimate using average zone widths and extents came within <2% of JMC's estimate. SNC-Lavalin notes that the LMPC Reef of Joao Belo resources confirmed by Micon represent an estimated 37% of the total measured resources and 42% of the total indicated resources available for mineral reserve estimation.

A second review was also conducted by Micon in 2002. Hennessey (2003) concluded that most of the assumptions and factors used in the resource estimation, such as bulk density and interpreted continuity were reasonable. Micon suggested that capping Au values at 30 g/t for the drill hole and chip/channel composites may need to be re-evaluated and estimated on an individual reef basis. No material errors were found during Micon's checks of the resource estimation procedures.

Table 17-1 Jacobina Mineral Resources from Hennessey (2003)

JACOBINA PROJECT MINERAL RESOURCES

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	João Belo	2,301,000	2.41	178,100
	Itapicurú	245,000	5.70	44,900
	Serra do Córrego	10,000	7.50	2,400
	Canavieiras	56,000	6.73	12,100
	Subtotal	2,612,000	2.83	237,500
Indicated	João Belo	6,818,000	2.31	506,700
	Itapicurú	3,860,000	3.51	435,900
	Serra do Córrego	909,000	2.39	69,800
	Canavieiras	603,000	5.80	112,400
	Subtotal	12,190,000	2.87	1,124,800
Measured plus Indicated	João Belo	9,119,000	2.34	684,800
	Itapicurú	4,105,000	3.64	480,900
	Serra do Córrego	919,000	2.44	72,200
	Canavieiras	659,000	5.88	124,500
	Total	14,802,000	2.86	1,362,300
Inferred	João Belo	8,574,000	2.77	764,100
	Itapicurú	12,203,000	2.00	784,100
	Serra do Córrego	1,812,000	2.95	171,900
	Canavieiras	4,026,000	3.55	458,900
	Other Areas	2,872,000	3.25	300,500
	Total	29,487,000	2.62	2,479,500

(Note: SNC-Lavalin is of the opinion that based on the reconciliation, accuracy of data used and Edwards (2001) the accuracy of the above total measured, indicated and inferred resource estimates should be limited to no more than 2 significant digits.)

SNC-Lavalin is of the opinion that the number of measured and indicated resource blocks independently checked by Micon was reasonable and the reported Micon checks were an appropriate basis to form an opinion as to the appropriateness of the DSM polygonal estimates for both, reefs of extensive strike extent and reefs of limited strike extent. SNC-Lavalin agrees with the recommendation of Micon that DSM further assess capping protocols for each of the reefs and/or deposits.

Micon's opinion was that the estimated mineral resources are compliant with the CIM code, are reportable by DSM and that DSM is justified in using these estimates in the feasibility study.


SNC·LAVALIN
Engineers & Constructors

SNC-Lavalin has reviewed the reported methodologies used to create the Jacobina mineral resource estimates. SNC-Lavalin shares the opinion with Micon that the methodologies used to estimate resources as described by Hennessey (2003) are reasonable. SNC-Lavalin found no material errors in the methodology used to estimate mineral resources. SNC-Lavalin however recommends that based on the reconciliation results, the precision of estimated tonnage and contained ounces needs to be emphasized in the reported resource estimates.

Resource Classification

Resource classification was carried out by DSM/DSMP personnel and reviewed by Hennessey (2003). Based on the description by Hennessey (2003), SNC-Lavalin is of the opinion the classification methodology is appropriate for the purposes of the Feasibility Study Report. Hennessey (2003) notes some of the weaknesses of polygonal estimation techniques and is of the opinion that the grades of some of the indicated polygons informed by a single drill hole should not be relied for mining decisions such as grade scheduling, selective mining or other similar types of decisions. SNC-Lavalin concurs with Hennessey's opinion and basis of Hennessey's recommendation to limit reliance on these indicated polygons.

General economic criteria have been applied to the resource estimate in that blocks must meet the average cash cost cut off grade to remain in the published table of resources. Resources are classified into confidence categories of measured, indicated and inferred using the following criteria;

Joao Belo Area

Measured Resources are located between drifting on two underground levels. Pearson (personal communication) indicates that these levels were a minimum of 30 m vertically apart. Grades were estimated from channel samples from underground headings with maximum intervals of 5m cross cuts every 15m and drill holes every 20m along the drifts. SNC-Lavalin is of the opinion that this methodology for classifying measured resources is appropriate.

Indicated Resources are delimited by one underground drift along the strike of the zone with similar sampling/drilling density as in the measured resources. Below the drift the distance between the drill holes is variable with an average of 130m along strike and 50m vertically. Pearson and Hennessey have indicated that the maximum lateral


distance for classifying indicated would be approximately 180 m and was changed from the 150m used by BLM (1997) to account for irregular hole spacing for a few polygons (personal communication). Based on their interpretation of the continuity of mineralization, SNC-Lavalin accepts the change as reasonable and assumes that the impact on total resources is likely minimal and not material. SNC-Lavalin is of the opinion that the current methodology for classifying indicated resources is appropriate.

Inferred Resources have been estimated by wide spaced diamond drilling, surface geological data and underground data which indicate geological continuity. Inferred blocks are defined by at least one drill hole. SNC-Lavalin notes that reported Jacobina operating experience has shown that mineralized reefs classified as inferred typically extend below the strike length of mined out garimpieros areas and these volumes have typically translated into indicated resources (Hennessey, personal communication). Based on Jacobina's 15 year operating history, SNC-Lavalin is of the opinion that this methodology for classifying inferred mineral resources is appropriate.

Basal Reef, Main Reef, Serra do Corrego, Intermediate MVT Reef and Canavieiras Area

Measured Resources are located between drifting on two underground levels. Pearson (personal communication) indicates that the maximum vertical distance between underground levels for measured varies from the 30 m initially used to a maximum of 45 m used in later years of mine operation. Grades were determined from channel samples which were consistently taken from the face of the two on-reef drifts with a maximum interval of 5.0 m and closely spaced drill holes. SNC-Lavalin is of the opinion that this reported methodology for classifying measured is appropriate.

Indicated Resources are defined by a high density of diamond drill holes with a maximum spacing of 50m (Basal Reef – 50m horizontal by 40 m vertical; Serra do Corrego – 25 m horizontal by 30m vertical; Intermediate MVT – 50 m horizontal by 50 m vertical and Canavieiras – 50m horizontal in flat zone). (SNC-Lavalin notes that in some areas of high density drilling, some indicated polygons comprised of an average of several closely spaced drill holes (Pearson, personal communication). SNC-Lavalin is of the opinion that this reported methodology for classifying indicated is appropriate.

Inferred Resources have been estimated where wide spaced drilling, surface geological data (including garimpieros mined out areas) and underground data indicates geological continuity. Inferred blocks are defined by at least one drill hole. SNC-Lavalin notes that reported Jacobina operating experience has shown that mineralized reefs classified as



inferred typically extend below the strike length of garimpieros mined out areas and these volumes have typically translated into indicated resources (Hennessey, personal communication). Based on Jacobina's 15 year operating history, SNC-Lavalin is of the opinion that this methodology for classifying inferred mineral resources is appropriate.

SNC-Lavalin notes that the MCF suggests a high confidence in the diluted measured resource classification. SNC-Lavalin notes that conversion rates of inferred to indicated have been estimated for Jacobina at 70% (Hennessey, 2003). Hennessey (personal communication) indicated that based on his observations grades of measured blocks typically closely reflected grades of indicated blocks.

SNC-Lavalin concurs with Hennessey (2003) that the reported methodologies used to classify resources are compliant with the CIM Code and reportable by DSM under NI 43-101 based on the information presented.

17.2   Estimated Mineral Reserves

SNC-Lavalin's comments and opinions herein expressed are based on a review of Dynatec's report entitled "Feasibility Study to Establish the Viability of an Underground Program at the Jacobina Mine Operation, Brazil" (Dynatec Report) and the various site visits and discussions with DSM and Dynatec by SNC-Lavalin's Project Manager for the Feasibility Study Report. SNC-Lavalin has assumed that the Dynatec Report fully, fairly, and accurately sets out the general approach and methodologies followed by Dynatec in preparing the mineral reserve estimates set out in the Dynatec Report, and SNC-Lavalin expresses no opinion in respect thereof.

Although SNC-Lavalin believes that the information in the Dynatec Report remains current as at the date of this report, and is not aware of any information which would indicate that it is not, it has not conducted investigations to confirm whether this is the case and expresses no opinion in respect thereof.

In the opinion of SNC-Lavalin the general approach and methodologies undertaken by Dynatec in their estimate of mineral reserves was reasonable. For the purposes of expressing this opinion, SNC-Lavalin has assumed that the mineral resource estimates prepared by Micon in the Micon Report, and all of the information stated therein, is fully, accurately and fairly presented, and SNC-Lavalin expresses no opinion in respect thereof.


Dynatec's report was reportedly prepared on a basis of the use of existing reports provided by DSM, conversations with DSM mine personnel and inspection of the mine facilities. Discussions with mine personnel included conditions of the mine operation, work completed on the block model resource estimate, review of mine design parameters, production capacity, ground conditions, dilution and recovery, ground control, ventilation and mine access.

Estimated mineral reserves were based on a cut-off grade of 1.3 g/t, as estimated by Dynatec and independently verified by DSM and SNC-Lavalin. In the opinion of SNC-Lavalin the cut-off grade is a conservative estimate and appropriate for mineral reserve estimation.

A specific gravity of 2.6 t/m3 was used in the estimate based on a "waxed core bulk density test" carried out in July 2003 by SGS Lakefield, as proposed by SNC-Lavalin; this lowered the specific gravity from earlier estimates of 2.7 t/m3.

According to the Dynatec Report, mining will be by sub-level open stoping methods. The mine plan consists of stopes that approximately extend from 786 level to 730 level, 730 level to 665 level, 665 level to 605 level, and 605 level to 475 level (working down dip). The vertical stope height is approximately 60 m except for the 605 level to 475 level stope blocks. Generally, the layout provides for drill drives to be established at intervals that generally limit longhole drilling to approximately 30 m. Drilling will be by tire-mounted, top-hammer drill rigs and will take place from the sub-level and the drill drift or undercut drift. Drill patterns have been based on previous DSM experience. ANFO will be the blasting agent used in the upholes. Cartridges of emulsion type explosive will be used for downholes and when wet conditions are encountered. All production mucking will be performed by 6.2 m3 load-haul-dump machines equipped with remote controls. Volvo 35 trucks will transport the ore to a surface stockpile. In the opinion of SNC-Lavalin the mine plan proposed by Dynatec is reasonable.

Dynatec estimated dilution rates for Joao Belo, Basal Reef and Serra do Córrego and reported an overall average of 15%, which was estimated by Dynatec based on an assumption that dilution would be 200 cm, 100 cm and 100 cm respectively from the combined hangingwall and footwall of the stopes for the three mines. MLF Geotecnica e Mechanicia de Roches Ltda (MLF) also provided information related to dilution in the form of estimated displacement and de-stressing around the stopes. According to Dynatec, the information was not used in their analysis, but Dynatec relied on their

---



practical experience, judgment and historical data in respect of dilution estimates. DSM has reported that historical dilution has been approximately 10%, but that this was probably under estimated based on the use of a mine call factor briefly discussed below. In the opinion of SNC-Lavalin, the estimated dilution rates are reasonable with the following qualifications:

- Accurate longhole drilling with the tire-mounted hydraulic and pneumatic longhole drills proposed is mandatory in order that dilution be contained within the estimated limits described above. The layout provides for very few "break through inspection opportunities" to check the accuracy of the drilling and DSM should devise methodologies to check drilling accuracy prior to blasting.

- The production schedule calls for the stopes to be worked for up to 6 months. Given the longevity of the stopes, there is the potential for dilution within the stopes to increase over time. Although rock mechanics studies completed by MLF indicate ground conditions generally to be very good, DSM needs to be cognisant of the potential of unplanned dilution and, where possible, adopt a flexible mining plan should production be disrupted or delayed because of such an eventuality. SNC-Lavalin recommends that a system of ground control monitoring be introduced that measures and predicts (if possible) ground movement within a stope that will allow DSM to take proactive steps in stope design or blasting practice should the need arise. This task could be undertaken at the detailed mine design phase of work.

- Dilution also needs to be controlled by careful location by DSM of the drill drift that is generally planned to be located on the hangingwall side of the stope. Mislocation of this drift into the hangingwall could cause an initiation point for dilution.

DSM reports that it used a mine call factor during previous periods of operation. The mine call factor provides an estimate of actual grade versus predicted grade based on the following formula:

Mine call factor = (recovered grade + tailing grade)/mineral reserve grade.



SNC·LAVALIN
Engineers & Constructors

In the experience of SNC-Lavalin, such mine call factors are not uncommon in the mining industry and likely result from under-estimated dilution, over-estimated grade of mineral reserve, inaccurate metallurgical accounting resulting in under-estimated tailing grade or other factors. On the instruction of DSM, Dynatec has not included a mine call factor in their analysis, which is a strategy SNC-Lavalin supports. SNC-Lavalin notes that the current 15% estimate of dilution is the sum of DSM's historical mine call factor and historical estimated dilution. In the opinion of SNC-Lavalin, the advantages of not using a mine call factor include a greater reliance on accurate metallurgical accounting, focus by operators on dilution control, and accuracy of longhole drilling that directly influences dilution, as earlier noted.

Dilution grades were reported to be estimated by Micon. SNC-Lavalin has not audited this estimate.

To determine the dimensions of the typical stoping longhole layout, various stoping arrangements were examined by Dynatec through discussions with mine personnel and review of the geotechnical study completed in mid-2003 by MLF. In the opinion of SNC-Lavalin the methodologies used by MLF and Dynatec are reasonable.

The operating cost estimate was developed from first principles and based on Brazilian currency. SNC-Lavalin has noted that no bonus has been included in the labour rates for mine workers or other personnel, which according to DSM is consistent with historical practice. DSM has stated that given the current labour climate in the Jacobina area and the availability of miners, no bonus is required to attract competent workers. SNC-Lavalin offers no opinion on this assumption. Equipment and material purchases were sourced locally when possible. The cost estimate by Dynatec is stated to be intended to be consistent with an accuracy of ±15%. Estimates have been based on basic engineering layouts and general arrangement drawings as well as equipment and material budgetary quotes. In the opinion of SNC-Lavalin, the methodologies used in estimating the operating costs were sound. SNC-Lavalin also note that the operating cost estimate included a contingency of approximately 10%.

Dynatec states that it is of the opinion that the nominal target of 4,200 t/d is attainable given the number, size of the deposits, mine layout and the time allowed for pre-production development. Based on information included in the Dynatec Report, SNC-Lavalin concur with this estimated production rate provided that the dilution estimates of 15% are not significantly exceeded.



Dynatec has estimated productivity rates from first principles and that approximately 8,860 m of development advance would be required prior to production re-commencing. SNC-Lavalin are of the opinion that these estimates are reasonable.

Three 7-hour shifts have been assumed per day, with an effective utilization of 5.75 hours per shift for equipment. Allowance has been made for travelling to and from the workplace at the change of shift. Dynatec has assumed an average of 80% mechanical availability and 83% utilization in estimating the equipment fleet size, which in the opinion of SNC-Lavalin is reasonable.

Dynatec developed development and production schedules. The average grade of ore delivered to the mill over the life of the Project has been estimated to be 2.20 g/t at a sustained rate of 1.512 Mt following pre-production development. The currently defined mineral reserves permit a 7-year mine life for the Project. Dynatec's schedules were utilised in the financial analysis discussed in Section 21.10.

Dynatec identified various risks in respect of the Project, including that productivity rates scheduled for DSM mining crews are close to that achieved by North American miners. In the opinion of SNC-Lavalin, the proposed rates are not unrealistic given the purchase of new mining equipment and the proposed changes in operating philosophy described in the Feasibility Study Report that should lead to overall increase productivities. If additional labour is required, the additional costs will not be material based on the low costs of labour expressed in US dollars and current exchange rates used in the financial analysis.

Other risks noted by Dynatec are related to the potential for unionization, the repercussions of inadequate training, the repercussions of DSM not being able to complete the preproduction development work and relying on contractors, currency risk and gold price risk. SNC-Lavalin offers no opinion on these risks, except that it recommends that a comprehensive labour and employment strategy be adopted by DSM with the objective of avoiding unionization. SNC-Lavalin offers no opinion in respect of DSM's likely success in this regard.

SNC-Lavalin has reviewed the estimated mineral reserve prepared by Dynatec as summarized in Table 17-2 below and set out in more detail in their report. In the opinion of SNC-Lavalin, this mineral reserve estimates set out in this table represents an estimate of the mineral reserves at Jacobina which, subject to the assumptions and qualifications stated herein, was prepared in accordance with methodologies which are compliant with the CIM Code and for reporting by DSM under NI 43-101.

Table 17-2   Dynatec Estimated Mineral Reserves as of August 2003

Estimated Mineral Reserves						
	Proven		**Probable**		**Proven and Probable**	
Operations	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,471,000	2.10
Basal Reef	Nil	Nil	2,304,000	2.51	2,304,000	2.51
Serra do Córrego	Nil	Nil	972,000	2.14	972,000	2.14
Total	1,720,000	2.20	9.026,000	2.19	10,746,000	2.20

(Note: SNC-Lavalin is of the opinion that based on the reconciliation, accuracy of data used and Edwards (2001) the accuracy of the above proven, probable and proven and probable mineral reserve estimates should be limited to no more than 2 significant digits).

The Qualified Person that prepared the mineral reserve estimate for Dynatec was Mr. L. R. Hwozdyk, P. Eng., an associate of Dynatec.

SNC-Lavalin's review of the estimate confirms that only mineral resources that have demonstrated economic viability have been included in the estimated mineral reserves.

SNC-Lavalin offers no opinion in respect of any known legal, title, socio-economic, marketing, or political issues.

In respect of environmental and permitting, SNC-Lavalin notes that DSM has stated that it is in the process of applying for a new Licence of Operation (LO) that is anticipated to be granted by about 12 December 2003. The Project will not be allowed to proceed without the LO, according to DSM.

In conjunction with DSM, SNC-Lavalin investigated taxation issues germane to the financial analysis and are of the opinion that the financial analysis fairly represents the taxation regime in Brazil, as more fully described in Section 21.10. SNC-Lavalin relied on information provided by DSM in respect of tax losses.

In the opinion of SNC-Lavalin, the mineral resource estimate and mineral reserve estimate are not materially affected by any known mining, metallurgical, infrastructure and other relevant issues, except by that described in this Technical Report.


18   other relevant data and information

DSM has reported that the Jacobina Mine was constructed by Anglo American and operated by William until its closure in late 1998. In the intervening five years, most of the mobile and stationary mine equipment has been sold and the absence of any such equipment was noted by SNC-Lavalin during its site visits. Also, SNC-Lavalin observed the process equipment generally to be intact, except for electrical cabling and instrumentation and as otherwise noted in this Technical Report and the Feasibility Study Report.

In January 2003, DSM engaged SNC-Lavalin to prepare a prefeasibility study for the Jacobina Project. In April 2003, the study was upgraded to a feasibility report, herein described as the Feasibility Study Report.


19   Interpretation and Conclusions

SNC-Lavalin has reviewed the description of exploration by Hennessey (2003) and found that the reported approach and methodologies used to obtain and interpret the results were reasonable and appropriate for resource estimation. The exploration approach relied upon senior geological personnel who advise that they are intimately knowledgeable of 15 years of operating and geological experience at Jacobina and who are current employees of DSM.

SNC-Lavalin has reviewed the methodologies provided by DSM and Micon to develop the database used for resource estimation and assess its appropriateness. It is SNC-Lavalin's opinion that the reported methodologies used to assess data reliability are reasonable.   SNC-Lavalin has made recommendations for further improvements, although these recommendations are not considered critical to the mineral resource estimate.

SNC-Lavalin has assumed that all such information provided by Hennessey (2003) and DSM personnel is completely, accurately and fairly presented, and expresses no opinion in respect thereof. All descriptions of the database and methodologies relied upon are derived from Hennessey (2003) unless noted otherwise. SNC-Lavalin has limited its review to describe work completed and methodologies used as described by DSM and Micon and to only opine on the reasonableness of these methodologies. SNC-Lavalin has not observed or conducted any sampling or testing, nor verified the existence of samples, test results, or other data provided by others and will not do so.

Micon reviewed the JMC resources in 1998 and agreed that they were properly classified as reported at the time. During the course of its examination of the Jacobina operation in 1998, Micon reviewed the laboratory, data collection and verification, and mineral resource estimation procedures in use at the Jacobina mines and opined that "the resource estimation procedures, as used by JMC at Jacobina, conform to conventional, standard industry practice". Micon also spot checked certain calculation procedures and found no material errors.


SNC·LAVALIN
Engineers & Constructors

Based on the review of methodologies, SNC-Lavalin shares Micon's opinion that the estimate of mineral resources included in this report are compliant with the CIM code, are reportable by DSM and that DSM is justified in using these estimates in the Feasibility Study Report. Micon has stated that it considers it reasonable for DSM to use the measured and indicated resources for the Feasibility Study Report with the caveat that individual resource polygons informed by one hole not be used for mining decisions.

SNC-Lavalin has reviewed the methodologies used by DSM to estimate mineral resources and the procedures used by Micon to assess their appropriateness. SNC-Lavalin is of the opinion that the methodologies used to estimate and classify mineral resources are reasonable and agrees with Micon that polygons informed by a single drill intersection not be used for mining decisions.

Both Bill Pearson QP (VP of Exploration DSM) and Terry Hennessey QP (Micon) indicated to SNC-Lavalin that they were not aware of any matters that might materially affect the readers understanding or interpretation of the results or estimates reported in Micon's 2003 report on which SNC-Lavalin has relied.

Micon has examined the new mineral resource estimate which is summarized in Table 19-1 below and presented in more detail in Section 17 of this report. Micon has advised SNC-Lavalin that it is Micon's opinion that these tables are an estimate of the mineral resources at Jacobina which is compliant with the CIM Code and reportable by DSM. George H Wahl. P.Geo. (APGO membership #0448), has reviewed the reported methodologies used to estimate resources and methodology used by Micon to verify resource estimates and has found such methodologies to be reasonable and appropriate for reserve estimation.

Table 19-1 Mineral Resource Summary For The Jacobina Project

(From Hennessey, 2003)

Category	Tonnes	Grade(g/t Au)	Contained Gold(ounces)
Measured	2,612,000	2.83	237,500
Indicated	12,190,000	2.87	1,124,800
Total Measured and Indicated	**14,802,000**	**2.86**	**1,362,300**
Inferred	29,487,000	2.62	2,479,500

(Note: SNC-Lavalin is of the opinion that based on the reconciliation, accuracy of data used and Edwards (2001) the accuracy of the above total measured, indicated and inferred mineral resource estimates should be limited to no more than 2 significant digits).

SNC-Lavalin has reviewed the estimated mineral reserve prepared by Dynatec as summarized in Table 19-2 below and set out in more detail in their report. In the opinion of SNC-Lavalin, this mineral reserve estimates set out in this table represents an estimate of the mineral reserves at Jacobina which, subject to the assumptions and qualifications stated herein, was prepared in accordance with methodologies which are compliant with the CIM Code and for reporting by DSM under NI 43-101.

Table 19-2 Estimated Mineral Reserves as of August 2003

Estimated Mineral Reserves						
	Proven		Probable		Proven and Probable	
Operations	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,471,000	2.10
Basal Reef	Nil	Nil	2,304,000	2.51	2,304,000	2.51
Serra do Córrego	Nil	Nil	972,000	2.14	972,000	2.14
Total	1,720,000	2.20	9.026,000	2.19	10,746,000	2.20

(Note: SNC-Lavalin is of the opinion that based on the reconciliation, accuracy of data used and Edwards (2001) the accuracy of the above proven, probable and proven and probable mineral reserve estimates should be limited to no more than 2 significant digits).

SNC-Lavalin estimated the IRR of the Jacobina Project to be 37.3% and 39.2% without tax loss and with tax loss respectively, as more fully described in Section 21.10 of this report.

In the opinion of SNC-Lavalin, the Feasibility Study Report met its objectives, which was to investigate the feasibility of re-opening DSM's Jacobina property in Brazil, except for any exceptions herein noted.



20 Recommendations

SNC-Lavalin recommends that, if DSM wishes to continue with the Project, that it continue the permitting process to obtain a LO, as the next step in the implementation of the Project.

Assuming DSM choose to proceed with the Jacobina Project, basic engineering should commence in October 2003 in order that the Project Implementation Schedule discussed in the Feasibility Study Report and outlined in Section 21.8 of this report be met.

21 Additional Requirements for Technical Reports on Development Properties and Production Properties

21.1 Mining

Information and assumptions regarding the mining method and production forecast can be found in Section 17.1 of this document.

In summary, according to the Dynatec Report, mining will be by sub-level open stoping methods using trackless techniques. Access to the mine will be via existing adits and ramps with extensions in these where required. The mine plan consists of stopes that approximately extend from 786 level to 730 level, 730 level to 665 level, 665 level to 605 level, and 605 level to 475 level (working down dip). The vertical stope height is approximately 60 m except for the 605 level to 475 level stope blocks. Generally, the layout provides for drill drives to be established at intervals that generally limit longhole drilling to approximately 30 m. Drilling will be by tire-mounted, top-hammer drill rigs and will take place from the sub-level and the drill drift or undercut drift. Drill patterns have been based on previous DSM experience. ANFO will be the blasting agent used in the upholes. Cartridges of emulsion type explosive will be used for downholes and when wet conditions are encountered. All production mucking will be performed by 6.2 m3 load-haul-dump machines equipped with remote controls. Volvo 35 trucks will transport the ore to a surface stockpile. In the opinion of SNC-Lavalin the mine plan proposed by Dynatec is reasonable.

21.2 Recoverability

Information and assumptions regarding the recoverability can be found in Section 16.0 of this document. Based on the metallurgical testwork completed by Lakefield, gold recovery during the conventional carbon-in-pulp circuit has been estimated by SNC-Lavalin to be 96.5%.

21.3 Markets and Contracts

The financial analysis assumes that the gold produced is sold at US$350/oz and does not contemplate the use of forward sales and hedging. Gold price sensitivities were carried out as more fully described in the Feasibility Study Report. For a gold price variation of +10%, the estimated IRR would have an increase in 9.9% and for a variation of –10%, it would have a decrease of 11%.


SNC·LAVALIN
Engineers & Constructors

21.4 Plant Infrastructure

Plant infrastructure has been based on SNC-Lavalin's observations at the Jacobina mine site, except where otherwise noted.

Access to the Jacobina plant will be by means of the existing access road from the town of Jacobina. The first 2 km of road are paved with the balance being gravel surfaced. The road passes through two villages.

A new haul road will be constructed from the Serra do Córrego mine portal to intersect the existing access road. The existing bridge across the Rio Itapicuruzinho will be modified to accommodate traffic from the Basal Reef mine. The haul road from the Joao Belo mine will be upgraded.

Freshwater supply will be taken from the existing Cuia water dam. The existing freshwater distribution pumps, firewater pumps and potable water treatment pumps will be refurbished.

Mine water will be supplied to each of the operating mines.

Sewage from the process plant and Joao Belo mine will be collected and disposed of in the existing sewage collection systems. The Serra do Córrego and Basal Reef mines will utilize chemical toilets.

The existing system of stormwater diversion drains and ditches divert clean stormwater around the process plant site area. Potentially contaminated stormwater within the process plant area is collected and directed to existing stormwater collection tanks. The existing collection system will be reused. The overflow from the tank will be piped to the existing Itapicuru decline for storage. New pumps will be installed at the tanks and in the decline to pump stormwater to the process plant. The pumps have been sized to empty the tank and the decline in five days.

The leach tanks, pachucas and chemical storage tanks have concrete-lined spill containment systems. The concrete slabs, curbs, drainage channels and sumps within the spill containment areas will be repaired as required. Stormwater collected in the spill containment areas will be pumped back to process or will be directed to the stormwater tanks.


SNC·LAVALIN
Engineers & Constructors

The system is designed for zero stormwater discharge from the process plant area.

The following ancillary buildings exist within the plant area:

- Security/guardhouse;

- Main office;

- Kitchen/cafeteria;

- Dry and changehouse;

- Maintenance warehouse and engineering complex.

- All of the ancillary buildings require refurbishment to a greater or lesser extent.

21.5 Water Management

Water management aspects have been based on the observations of SNC-Lavalin and information provided by GEST and DSM. Input has been provided by GEST under the supervision of SNC-Lavalin.

The capacity of the existing tailings management facility (TMF) has been estimated to be 4.5 Mt. This estimate is based on the existing pond elevation of 632 m and a current maximum storage design elevation of 640 m. This dam capacity will be adequate for three years at the proposed 1.5 Mt/a deposition rate.

As of the second year after starting of the project, it will be necessary to raise the main dam and to build two saddle dams. The two saddle dams are required at two ground depressions on the north and south sides of the pond. It is proposed to construct the saddle dams to a height of 660 m. The main dam height will be raised using cycloned tailings deposited during operations. The dams will have an impervious cut-off core that will prevent seepage from the pond.

Stormwater drainage is presently diverted around the TMF. The existing drainage diversion ditches around the tailings pond will be cleaned and re-graded. It will be necessary to construct new drainage diversion ditches when the tailings dam is raised; these will be at the higher elevation to divert drainage around the raised dam and the two saddle dams.



It is proposed to line the downstream slope of the dam with waste rock from the Serra do Córrego and Basal Reef mines. The rock lining will be covered with an approximate 1 m thick layer of earth and clay to form an impermeable seal. Organic soil will be placed over the clay forming a substratum for future planting of grass.

Monitoring of the quality of surface water and groundwater upstream and downstream of the tailings pond is required to be restarted. The existing piezometers will be repaired and/or reinstalled.

A new 10" diameter HDPE tailings pipeline will be installed from the process plant to the tailings pond. The pipeline will be installed generally along the route of the existing pipelines to the tailings pond. The pipeline will be installed in a carbon steel pipe sleeve over the Itapicuruzinho River and will be shallow buried for the remainder of the route to the tailings pond. The pipeline will be monitored continuously for leak detection.

Tailings will be deposited in the tailings basin by means of cyclones. Water will be reclaimed from the water pond within the tailings basin using a new barge with new reclaim water pumps. The barge will be located at the site of the original barge and the existing access road will be utilized.

A new reclaim pipeline will be installed next to the tailings pipeline from the reclaim barge at the tailings pond to the process plant. As with the tailings pipe, the reclaim pipe will be installed in a carbon steel pipe sleeve across the Itapicuruzinho River and will have drain valves at all low points to drain to the drain ponds shared with the tailings pipes. The reclaim pipes will be shallow buried in common trench with the tailings pipe.

The TMF has been designed for zero discharge. All access water will be reclaimed and returned to the process plant. Water not consumed in the process will be treated at the existing effluent treatment plant prior to discharge.

Seepage through the tailings dam will be collected in the existing seepage collection system and will be pumped from the existing sumps using refurbished pumps back to the tailings pond.

Water from Joao Belo mine and the Basal Ref mine will be pumped to the process plant. Water from Serra do Córrego will be piped to the TMF.



SNC·LAVALIN
Engineers & Constructors

The flowsheet indicates an average water discharge from the facilities of 90 m3/h. This is the capacity of the existing effluent treatment plant. The effluent discharge will be maintained at a maximum of 90 m3/h. This will be achieved by storage of excess water seasonally in the TMF.

SNC-Lavalin recommends that the enhanced evaporation and dust control at the tailings pond can be used to minimize the volume of water that needs treatment prior to discharge.

21.6 Electrical

The electrical components of the Study have been prepared by GEST under the supervision of SNC-Lavalin.

The existing main substation located at the Jacobina plant will provide power to the plant process and auxiliary loads, as well as to the Joao Belo and Basal Reef mines. The main substation consists of an incoming 69 kV overhead (O/H) power line and two existing 69 kV / 4.16 kV step-down 7.5 MVA transformers.

The power to the plant load will be distributed from the existing 4.16 kV switchgear MC-0850-01 via the existing O/H power line poles and new O/H pole lines to be installed.

New O/H wiring, sized for the proposed process and building services loads, will be stringed along the existing poles, where available.

The following process and building services load will be connected to the emergency bus:

- Plant lighting;

- Uninterruptible power supply (UPS) for DCS and PLC;

- Existing and new leaching tanks agitators;

- Tailings transfer pump.

During an emergency the proposed additional four 55 kW leach tank agitators will be run for 15 minutes, one at a time, decreasing the load on diesel generators.



Existing cable trays will be utilized and new cable trays will be added, where required. New non-armoured cables with copper conductors will be provided for power, control, instrumentation, lighting and receptacle systems.

Existing lighting distribution panels and lighting fixtures will be utilized. Lighting fixtures will be cleaned and re-lamped. New fixtures will be added where required.

The following locations outside of the plant battery limits will be powered from the existing 13.8 kV O/H power line supplying Itapicuru village:

- Tailings dam;

- Catchments water;

- Serra do Córrego mine.

Where required new 13.8 kV O/H power lines will extend from facilities to the existing 13.8 kV O/H power line.

The individual mines will have their own internal distribution systems. Power is brought in at 4.16 kV for Joao Belo and Basal Reef mines and at 13.8 kV for Serra do Córrego mine and through substations within the mines stepped down to 460V. Each mine will have surface MV switchgear located at the mine portal and a number of MV fixed and movable substations located underground. 460V MCCs and power panels located on surface and underground will distribute power to mine equipment, ventilation, maintenance shops and other mine auxiliary services.

Each mine will have emergency diesel generators to provide power for mine ventilation in case of power outage.

New armoured cables with copper conductors will be provided for power distribution throughout the mines.

Plant process and building services anticipated demand load has been estimated to be 8800 kW (9300 kVA). Both existing 7500 kVA transformers will be required to provide the necessary power to the plant. For locations outside of the plant battery limit, process and building services anticipated demand load is estimated to be 400 kW. Total demand load to be metered by the local power utility is estimated to be in the range of 9200 kW.



21.7 Environment

DSM retained the firm GEST to work with SNC-Lavalin to review the environmental regulatory framework, compile historic environmental data, review the proposed design for the Jacobina restart, provide a preliminary assessment of potential impacts and suggest measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards.

In general terms, SNC-Lavalin advised DSM and GEST of the environmental scope of work for the Study, specifically in respect of the areas to be covered and the detail of investigation and analysis required at this stage of investigation. SNC-Lavalin collected no field data during their environmental site visits, but relied on environmental information provided by GEST and data provided by DSM. GEST provided the legal and regulatory framework for the restart and expansion of operations. SNC-Lavalin's environmental staff worked closely with GEST staff as advisors and reviewers, and coordinated the design recommendations and suggestions proposed by SNC-Lavalin staff. This process tended to be iterative as the design evolved and the implications of the design become better established.

SNC-Lavalin has also been responsible for providing the environmental conclusions and recommendations contained in this Report.

Specific environmental tasks conducted during this feasibility stage included:

- A preliminary inventory of existing environmental conditions, characterizing the general region in which the mine is located and the project site carried out by GEST and confirmed by SNC-Lavalin through their site visits;

- Initial consultation with state and federal environmental agencies by DSM and GEST;

- A preliminary inventory of existing environmental contamination that resulted from the previous JMC mine operation, as observed by GEST and confirmed through SNC-Lavalin's site visits;

- An overview of the environmental regulatory framework and licensing requirements provided by GEST;


- A preliminary environmental impact assessment of the proposed mine restart, including design modifications and mitigation to reduce the impact of the restart project to the environment, which was supervised by SNC-Lavalin;

- Development of the objectives and framework for an environmental management plan supervised by SNC-Lavalin; and

- Conceptual rehabilitation and closure plan developed by SNC-Lavalin with some data and advice provided by GEST.

According to GEST, environmental licensing in the State of Bahia is the responsibility of CEPRAM and CRA, which is a government department of the Secretariat for Planning, Science and Technology (SEPLANTEC).

For current proposed mine re-commencement, the CRA has indicated that a new Licence of Operation (LO) for the plant and underground operations should be requested, with supporting documentation to include an RCE (initial characterization of the project) report.

The RCE will also be the primary supporting documentation for the renewal or resumption of other licences or permits currently in abeyance, or possibly new permit requirements, for example, associated with construction of the new Serra do Córrego haul route, albeit only 1 km long.

In summary, the stages to be covered and estimated timeframe are as follows:

- Prepare the RCE (report on mining venture), according to instructions provided by the CRA;

- Prepare and submit an application for an LO by registering the RCE documentation with CRA;

- Review and assessment of the RCE and LO license application by CRA within 180 days (legal time limit). The CRA has indicated this timeframe could be reduced to 90 days;

- Publication of CRA/CEPRAM Resolution and issue of LO certificate by CRA.

- The following are key conclusions by SNC-Lavalin:


- Risk of significant environmental contamination from effluent discharges and emissions is low;

- Risk of TMF failure or environmental contamination is low;

- Environmental permitting and approvals can be obtained in a timely manner;

- Risk of contamination following closure is low.

In summary, it is the opinion of SNC-Lavalin, on the basis of its observations and information provided by DSM and GEST, that at this stage the risk of significant environmental impacts and/or schedule delays arising from environmental or socio-economic concerns, either during operation, or following closure, is considered to be low. Additional studies and analyses at a higher level of detail will need to be conducted in subsequent stages of development to confirm these conclusions.

SNC-Lavalin recommends that during basic engineering the environmental component be expanded to include the following key activities:

- Preparation of an environmental management plan;

- Preparation of a comprehensive site closure and rehabilitation plan, including a refined estimate of costs and schedule for implementation of closure activities;

- Ongoing consultation with municipal, state and federal environmental regulatory agencies and further refinement of the regulatory framework which applies to the restart of operations;

- Further coordination of environmental elements into facility design;

- Additional data collection in areas considered important for updating the pre-construction environmental baseline and for facility design (expected to include surface and groundwater sampling and additional characterization of historic contamination);

- Preparation of necessary permit applications and all supporting analyses/ documentation, including a more comprehensive environmental assessment document;

- Community consultation activities.


SNC·LAVALIN
Engineers & Constructors

21.8 Implementation Schedule

The schedule dates were derived with the best information available to SNC-Lavalin at the time of preparing the Feasibility Study Report. All dates and durations herein are estimates and are subject to the assumptions and qualifications stated.

In order to accelerate the production of gold, the plant refurbishment and expansion has been scheduled in two phases. The first phase provides for the re-commissioning of the plant utilizing one of the existing SAG mills in the grinding section of the plant to permit a milling rate of approximately 2,150 t/d; this phase is referred to as Pre-Start Production and allows the pre-production development ore to be milled earlier than otherwise would be possible. Full commissioning of the plant incorporating all the improvements and expansion aspects of the project follows 4 months later.

Duration of the EPCM activity is estimated to be 16 months from the commencement of engineering. Pre-production development ore will be milled over the 4-month period from September to December 2004, with full production scheduled from January 3, 2005. The schedule indicates the critical path activities through basic and detailed engineering, procurement, construction and commissioning.

The schedule is based on the premise that the EPCM contractor will be mobilized immediately on approval to proceed with engineering being given; this provides a one-month duration for selection of the contractor in September 2003 during final review of the Project by DSM. According to DSM, the selection of the EPCM contractor is already partially advanced.

Underground mine development activity is scheduled to commence with mobilization for dewatering of the Joao Belo 670 level main haulage. Concurrent with this, slashing of the 670 level main haulage will proceed as water levels recede as a result of dewatering. The slashing is required for access of the new equipment to be purchased for mine production purposes. Pre-production development extends over a 10-month period, with initial stope ore being made available in January 2005.

Mine equipment purchase orders are assumed to start shortly after financing for the project becomes available, but prior to the LO being formally awarded.

Process plant expansion and refurbishment will involve basic and detailed engineering activities and the preparation of a detailed schedule of construction activity, particularly in respect of the pre-start and full production phases of the Project. Electrical engineering and procurement will be accelerated as the commencement of pre-start production demands that the components of the process plant required for pre-start be rewired

Major milestones for the Project are summarized in Table 21-1.

Table 21-1 Major Project Milestones

Milestone Description	Date
Approval to proceed with engineering	3 October 2003
Project financing available	3 November
Submit application for License of Operation	1 September 2003
Award of License of Operation	12 December 2003
Commence Joao Belo mine dewatering	5 January 2003
Complete mine access slashing	30 March 2004
Commence pre-production mine development	31 March 2004
Commence process procurement activity	5 December 2004
Release electrical bulks for purchase	19 December 2004
Mobilize for civil construction and expansion	29 January 2004
Commence new electrical and mechanical installations	4 June 2004
Commence commissioning for pre-start	15 July 2004
Commence pre-start milling	1 September 2004
Commence commissioning for full production	10 November 2005
Milling at full production	3 January 2005

21.9 Industrial Relations and Manpower

DSM reports that it completed a salary and wage survey for three underground mines in Brazil where the Jacobina Project is located. SNC-Lavalin has reviewed the survey and is of the opinion that the proposed increase of 29.3% is appropriate for updating the labour rates to be used in the Study,


In August 1998 when operations were suspended, the labour burden for workers was 124.3%; this reflected mandatory state legislated benefits and benefits granted to the workforce through the union agreement then in place. DSM has stated its intention of operating the Jacobina facility without a union upon re-commencement of operations, which will allow only the mandatory state burdens to be applicable. DSM has estimated the applicable burden under a non-union environment to be 86.9%. SNC-Lavalin has reviewed this information and, based on the legal opinion of Roberto Lima of Belo Horizonte, find it a suitable basis for estimation of burdens.

The Jacobina operation, upon suspension of operations in 1998, had approximately 150 job categories to cover the mine, process, plant and G&A areas; this proved to be cumbersome to administer and inefficient in operation. DSM has stated that it is their future intent to operate with no more than seven job categories per area for each of the mine, process plant and G&A areas.

DSM has elected to hire all staff personnel required for the operation on a contract basis. According to information provided by DSM, the applicable burden under these circumstances is 16.5%.

The proposed manpower levels of 265 are significantly decreased from those utilized in 1998 that totalled 504 persons. The reduction in manning levels has occurred as a result of the following:

- The adoption of a distributed control system for the process area that is designed to replace the redundant analog control systems in place prior to suspension of operations;

- Bulk mining methods being utilized throughout the mines;

- Trackless tramming to transport ore from the mines to the process plant;

- Closure of the company restaurant that was previously operated on site;

- Intensive use of information technology throughout the operation.

Upon commencement of operations, DSM intends to utilize the International Loss Control Institute's system of loss control. According to DSM, this system was successfully used at Jacobina prior to suspension of operations.

21.10 Cost Estimates and Financial Analysis

SNC-Lavalin has, in preparing the cost estimates and financial analysis, followed methodology and procedures, and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care, and is thus of the opinion that there is a high probability that actual costs will fall within the specified error margin. However, no warranty should be implied as to the accuracy of estimates."

SNC-Lavalin expresses no opinion in respect of estimates provided by DSM or others.

21.10.1 Capital Cost Estimate

The underground mine capital requirements have been prepared by Dynatec. Mining costs include construction of underground mines and haul roads, and purchase of mine equipment, and has been edited by SNC-Lavalin only for consistency of format. SNC-Lavalin has not verified this estimate, and expresses no opinion in respect thereof.

The process plant and infrastructure aspects of the estimate have been prepared by SNC-Lavalin, with input provided by GEST.

The capital cost is estimated to be US$33,857,000 million, excluding sustaining capital and mine closure costs. The overall intended accuracy of the estimate is ±15%. The costs are expressed in 2nd quarter 2003, US dollars.

Table 21-2 Summary of Capital Costs

Item	Estimated Cost (US$)
Underground Mine	18,184,000
Surface Mine Infrastructure	1,201,000
Site and Process Infrastructure	841,000
Process Area	5,536,000
Tailings	340,000
Instrumentation	400,000
Indirect Costs	6,024,000
Owner's Costs	1,331,000
Total Estimated Costs	33,857,000



Mining costs include construction of underground mines and haul roads and purchase of mine equipment.

The surface infrastructure and plant includes modification and refurbishment of access roads, drainage systems, freshwater supply, yard services, HV power lines, substation, power distribution and fuel storage facilities. The processing plant consists of erection or refurbishment and commissioning of primary crushing, conveying, coarse ore stockpile and reclaim, grinding plant, CIL circuit and gold electrowinning and smelting circuit, reagent facilities and utilities.

The estimate is based on the information gathered from visits to the project site at Jacobina; meetings with GEST personnel at their offices in Nova Lima and discussions with their representatives at the project site; discussions with DSM personnel in Jacobina; and DSM's subsequent visit to the offices of SNC-Lavalin in Toronto.

A review of the existing condition of the processing facilities was carried out by SNC-Lavalin in order to assess the magnitude of the proposed physical improvements in plant and equipment, and to gain an appreciation of the physical environment at the site. The condition of the equipment was observed and repairs, modifications and additions are included in the estimate.

The base date of the cost estimate is 3rd quarter 2003. The estimate is expressed in US dollars with no allowance for currency fluctuation. The following exchange rates were used in the estimate:

- US$1 = CA$1.39

- US$1 = 3 Reais (BRL)

Components of the estimate prepared by SNC-Lavalin originally used US Gulf Coast labour productivity installation man-hours. Based on the input from local sources, SNC-Lavalin's experience in South America and published data, man-hours were increased by 80% which represents a productivity factor of 1.8.



The cost of each labour craft estimated by SNC-Lavalin was evaluated separately for inclusion of employee benefits, costs of tools, consumables, contractor overhead and profit according to the local standards. Based on SNC-Lavalin's standards, the typical crew mixes were developed depending on the type of work. Additionally, for each crew mix the construction equipment requirement was established and priced to estimate all-inclusive labour rates. Medium and heavy cranes exceeding 40 t capacity are excluded from the composite labour rates.

SNC-Lavalin estimated costs of mobilization/demobilization, site supervision, temporary facilities, etc., separately, based on developed percentages. Additionally, 6% was added to labour rates to allow for premium overtime cost due to the proposed 50-hour workweek.

The estimate includes a 12.3 % contingency on the process plant and infrastructure.

21.10.2 Other Capital

Other capital comprises sustaining capital and closure costs.

Sustaining capital is required for three areas:

- Underground mines;

- Tailings management facility;

- Other.

The underground mines sustaining capital has been estimated by DSM to be US$2,275,000. Most of the expenditures are incurred in the years 2008 and 2009 for equipment rebuilds. Other sustaining capital has been estimated to be US$34,000.

The tailings management facility will be upgraded in 2007. This cost of this work has been estimated to be US$852,000.

On the basis of the proposed mine closure plan developed by SNC-Lavalin and GEST, the mine closure costs have been estimated by GEST to be US$2,309,000. SNC-Lavalin has reviewed the basis and details of these costs and concurs with the estimate.

21.10.3 Operating Cost Estimate

The operating cost estimate covers all aspects of the proposed operation. The estimate is expressed in 2nd quarter 2003 US dollars at an exchange rate of BRL3.00 to the US$. The mining costs have been estimated by Dynatec, and the process and general and administrative (G&A) costs estimated by SNC-Lavalin.

The average operating cost has been estimated to be US$12.89/t milled over the duration of the 7-year project. The annual costs for all areas are estimated on a basis of a mill throughput of 1,512,000 t/a.

A summary of the unit costs is provided in Table 21-3.

Table 21-3 Estimated Operating Costs

Area	US$/t
Mining	7.50
Process	4.70
G&A	0.69
Total	12.89

Wages and burdens for all labour rates have been provided by DSM.

Operating costs for the mine have been estimated in detail from first principles. The mining costs are based on DSM's stated intention of carrying out mine production with their own forces, rather than contractors. Productivity rates have been provided by DSM. It was reported by DSM that these rates had been achieved when the mine was last in operation. Dynatec has observed that the rates are not significantly different from those expected to be seen in a North American operation.

SNC-Lavalin estimated the process costs based on the consumptions projected from actual plant operating values as reported by JMC for the period 1997, the last full year of operation. In cases where increased throughput and the addition of tankage to increase leach residence time could be expected to impact the process, SNC-Lavalin re-estimated consumptions based on their experience.

The G&A costs have been estimated on a basis of the following factors: proposed staffing levels; proposed salaries for contract staff and regular staff; material costs; service costs; and historical levels of expenditures.

21.10.4 Financial Analysis

The financial analysis was carried out by SNC-Lavalin Capital Inc.

A summary of the results of the financial analysis are provided in Table 21-4. Two models have been run with the second incorporating a tax loss of US$45,333,000, pursuant to DSM's instructions.

Table 21-4   Summary of Financial Analysis

Activity	Estimated Project Totals
Ore milled (tonnes)	10,746,000
Recovered gold (oz)	731,000
Revenues ('000 US$)	255,884
Capital expenditures ('000 US$)	33,857
Sustaining capital and closure costs	5,470
Expenses ('000 US$)	140,139
EBITDA ('000 US$)	115,745
Net income after taxes ('000 US$)	51,334
Project estimated internal rate of return (IRR)	37.3%
Project IRR with tax loss	39.2%
Project net present value (NPV) @ 5% ('000 US$)	37,560
Project NPV @ 7% ('000 US$)	32,695
Project NPV @ 10% ('000 US$)	26,452
Project NPV @ 5% ('000 US$) with tax loss	38,102
Project NPV @ 7% ('000 US$) with tax loss	33,319
Project NPV @ 10% ('000 US$) with tax loss	27,166

The average cash cost has been estimated to be US$189/oz over the life of the mine, excluding preproduction ore.



The mine life is 7 years based on the currently defined mineral resource estimate and according to Micon's report, considerable exploration potential exists at the property.

The average amount of gold produced over the 7-year mine life, excluding preproduction ore to be mined in 2004, has been estimated to be approximately 102,500 oz/a.

Payback is estimated to be after approximately 2 years of production.

The financial analysis was carried out using the following main assumptions:

- All amounts are computed in US dollars;

- The model was run with an assumption of no inflation;

- Gold price of US$350/oz;

- Operating expenses are estimated to range between US$7.99 and US$13.90 per tonne of ore for each year of the Project. Variance by year is dependent on the production for any given year;

- The model assumed that Jacobina project is owned 100% by a Brazilian entity, as advised by DSM;

- The analysis was performed using estimates of revenues, expenses, operations and maintenance costs and capital expenses as described in this Report. A royalty of 1% of gross revenue has been included in the expenses.

Capital Cost Allowance (CCA) is on a straight line basis. An accelerated depreciation was used, which was half of the regular life span of fixed assets of 3.5 years, as according to DSM, fixed assets that are in use 24 hours a day can be depreciated over half of their regular life span.

The basis for Project financing for the purposes of this Study has been assumed to be entirely through equity.


SNC·LAVALIN
Engineers & Constructors

22 References

Anslow, Bill. ALS Chemex. personal communication.

BLM Service Group, 1997, Operational, Technical Review and Business Plan of the Jacobina Mine Operation, Brazil, prepared for William Resources Inc.

BLM Service Group, 1997, Operational, Technical Review and Business Plan of the Jacobina Mine Operation, Brazil - Appendices, prepared for William Resources Inc.

Edwards, A C. 2001, Mineral Resource and Ore Reserve Estimation – The AusIMM Guide to Good Practice, Monograph 23 (See PR Stephenson and J Vann pg 13).

Ferguson, Bruce. Metallurgist, SNC-Lavalin Engineers & Constructors Inc. personal communication.

Hennessey, B. T., 2003; A Mineral Resource Estimate For The Jacobina Property, Bahia State, Brazil, a technical report prepared by Micon International Limited for Desert Sun Mining Corp., filed on SEDAR

Hennessey. T. Senior Economic Geologist, Micon International Limited. personal communication

Hwozdyk L. R., 2003: Feasibility Study to Establish the Viability of an Underground Program at the Jacobina Mine Operation, Brazil, a report prepared for Desert Sun Mining.

Mann, Tim. Senior Mining Engineer, SNC-Lavalin Engineers & Constructors Inc. personal communication.

Mann, T. L., 2003: Jacobina Mine Project, Brazil, Feasibility Study Report, a report prepared for Desert Sun Mining.

Pearson, Bill. VP Exploration Desert Sun Mining Corp. personal communication

Rodgers, K. R. and Hennessey, B. T., 1998; Review of the Gold Mining Operations of Jacobina Mineração e Comércio Ltda., Bahia State, Brazil. A technical report by Micon International Limited for William Resources Limited.



23 Illustrations

Drawing 23-1 Area Plan

Drawing 23-2 Location – General Plant

24   Certificates

Certificates are provided for the Qualified Persons employed by SNC-Lavalin and GEST who were responsible for various sections of the Technical Report. A list is provided below.

Table 24-1   Certificates

Responsibility	Qualified Person
Author of Technical Report and mining aspects	Certificate provided by T. Mann, P. Eng.,
Geology	Certificate provided by G. Wahl, P. Geo
Metallurgical and Process	Certificate provided by B. Ferguson, P. Eng.
Infrastructure	Certificate provided by G. Allen, P. Eng. and R. Pinheiro.
Mechanical	Certificate provided by L. De Las Alas, P. Eng. and I. A. Dias.
Electrical	Certificate provided by E. Forer, P. Eng and E. C. Ferreira.
Instrumentation	Certificate provided by J. Oliveira.
Environmental	Certificate provided by S. Lindley and A. G. Britto de Castro.
Capital Cost Estimate	Certificate provided by S. Gora.

CERTIFICATE

As the author of this Technical Report entitled "Jacobina Gold Project, Brazil, National Instrument Form 43-101F1 Technical Report" and mining engineer responsible for the mining aspects of this Technical Report prepared by SNC-Lavalin on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Timothy Louis Mann do hereby certify that:

1.   I am employed as Senior Mining Engineer with SNC-Lavalin Engineers & Constructors Inc, 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada, M8V 1A4;

2.   I am a graduate of Nottingham University, Nottingham, Great Britain having been granted a B.Sc. in Mining Engineering (Honours) in 1968;

3.   I am a Professional Engineer in good standing, License #28922508, registered with the Association of Professional Engineers of Ontario;

4.   I have practiced my profession since 1968;

5.   I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101 having worked in mine operations for over 20 years, including gold, and mining consultancy for over 10 years;

6.   I personally completed site visits to the property from December 17 - 20, 2002; May 27 – May 29, 2003; and July 10-11, 2003;

7.   I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8.   I have had no prior involvement with the mineral properties that are subject to the report;

9.   I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report Input for submission to any Provincial regulatory authority.

Toronto, Canada   October 29, 2003



Timothy L. Mann, P.Eng.

CERTIFICATE

As the author of the geological aspects of this Technical Report entitled "Jacobina Gold Project, Brazil, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. has an interest, I, George H Wahl do hereby certify that:

1. I am employed by a geological consulting company who is under contract to perform geological services for SNC-Lavalin Engineers & Constructors Inc. 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada, M8V 1A4;

2. I am a graduate of the University of Western Ontario having been granted a B.Sc. in Geology (Honours) and a MA from the University of Waterloo;

3. I am a Professional Geoscientist in good standing, License #0448, registered with the Association of Professional Geoscientists of Ontario;

4. I have practiced my profession since 1985;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101 having worked in exploration, including gold, and mining consultancy for over 10 years;

6. I have not visited the site however have relied on site visits completed by the co-author Tim Mann who personally completed site visits to the property from December 17 - 20, 2002; May 27 – May 29, 2003; and July 10-11, 2003;

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Toronto, Canada October 29, 2003



George H Wahl (P. Geo)

PROFESSIONAL GEOSCIENTIST
GEORGE H. WAHL
PRACTISING MEMBER
0448
ONTARIO

CERTIFICATE

As the Process Engineer responsible for the process aspects of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Robert Bruce Ferguson do hereby certify that:

1. I am employed as Senior Process Engineer with SNC Lavalin Engineers & Constructors Inc, 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada, M8V 1A4;
2. I am a graduate of the University of British Colombia, Vancouver, British Colombia, Canada having been granted a Bachelor of Applied Science degree in Metallurgical Engineering in 1970;
3. I am a Professional Engineer in good standing, License #100069535, registered with the Association of Professional Engineers of Ontario;
4. I have practiced my profession since 1970;
5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I having worked in mineral processing operations for over 30 years, base metal and gold;
6. I personally completed site visits to the property from December 17 - 20, 2002;
7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;
8. I have had no prior involvement with the mineral properties that are subject to the report;
9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;
10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Toronto, Canada September, 2003



LICENSED PROFESSIONAL ENGINEER
R.B. FERGUSON
100069535
PROVINCE OF ONTARIO

R Bruce Ferguson, P.Eng.

CERTIFICATE

As the Civil Engineer responsible for the Infrastructure aspects of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Gregory Allen do hereby certify that:

1. I am employed as Chief Civil Engineer with SNC-Lavalin Engineers & Constructors Inc, 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada, M8V 1A4;

2. I am a graduate of the College of Arts Science and Technology in Jamaica and Ryerson Polytechnical University in Toronto.

3. I am a Professional Engineer in good standing, License # 90384850, registered with the Association of Professional Engineers of Ontario;

4. I have practiced my profession since 1968;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I have over 30 years experience in the preparation of feasibility studies, preliminary and detailed engineering for mining and metallurgical projects.

6. I personally completed site visits to the property from May 20 to May 23, 2003.

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Toronto, Canada September, 2003





Gregory A. Allen, P.Eng.

LICENSED PROFESSIONAL ENGINEER
G. A. ALLEN
PROVINCE OF ONTARIO

CERTIFICATE

As the GEST Engenharia e Consultoria Ltda. engineer responsible for the environment and infrastructure aspects of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Renato Pinheiro do hereby certify that:

1. I am shareholder and Senior Civil Engineer responsible for the environment and infrastructure aspects, of "GEST – Engenharia e Consultoria Ltda." , brazilian engineer firm. address: Rua Getulio Vargas, 144 – first floor, Nova Lima, Minas Gerais State, Brazil, zip code – 34.000 –000;

2. I am a graduate of "Universidade de Uberaba", Minas Gerais State – Brazil , in civil engineer in 1969, and postgraduate in Management Environmental of "IETEC" – Belo Horizonte – MG – Brazil.

3. I am a Professional Engineer in good standing, License 24.094-D, registered with the "CREA – SP - Conselho Regional de Engenharia de São Paulo – Brazil -;

4. I have practiced my profession since 1969;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I having worked in project and construction for over 33 years, including roads, dams, industrial projects, and management implantation consultancy;

6. I personally completed site visits to the property from July 10-11, 2003;

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report. the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Nova Lima, Minas Gerais State, Brazil, September 22, 2003

Renato Pinheiro – Civil Engineer

CERTIFICATE

As the mechanical engineer responsible for the material handling and mechanical aspects of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Leland De Las Alas do hereby certify that:

1. I am employed as Senior Mechanical Engineer with SNC-Lavalin Engineers & Constructors Inc, 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada, M8V 1A4;

2. I am a graduate of Mapua Institute of Technology, Manila, Philippines having been granted a B.Sc. in Mechanical Engineering in 1970. I attended University of Toronto School of Continuing Studies in 1979;

3. I am a Professional Engineer in good standing, License #10935500, registered with the Association of Professional Engineers of Ontario;

4. I have practiced my profession since 1981;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I have worked with material handling systems and equipment used to handle, process, store and convey materials in mining, manufacturing and power plants for over 20 years, including the gold mining industry in the last four years that I have been with SNC.

6. I personally completed site visits to the property from May 19 – May 24, 2003;

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Toronto, Canada September, 2003



Leland De Las Alas, P.Eng.

REGISTERED PROFESSIONAL ENGINEER
L. DE LAS ALAS
PROVINCE OF ONTARIO

CERTIFICATE

As the Mechanical Engineer of the Brazilian engineering group "GEST - Engenharia e Consultoria Ltda." of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Ivan Antônio Dias, do hereby certify that:

1. I am shareholder of the Brazilian engineering group "GEST - Engenharia e Consultoria Ltda." as Mechanical Engineer, address Rua Getulio Vargas, number 144, first floor, Nova Lima City, Minas Gerais state, Brazil – zip code 34000.000;

2. I am a graduate of "PUC – Pontificia Universidade Catolica" in Mechanical Engineering in 1982;

3. I am a Professional Engineer in good standing, Brazilaian License # 33.605 D , registered with the Association of Professional Engineers of Brazil, named CREA – Conselho Regional de Engenharia e Arquitetura";

4. I have practiced my profession since 1982;

5. I am famillar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I having worked in Mechanical for over 21 years. I worked in Anglo American Group for 20 years with gold, nickel, copper mineral projects and as Project Manager for over 5 years;

6. I personally completed site visits to the property from May 19 – May 23, 2003;

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Nova Lima City, Minas Gerais state, Brazil, September 22, 2003.

Ivan Antônio Dias - Mechanical Engineer.



CERTIFICATE

As the one of the engineers responsible for the electrical aspects of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, E.Forer do hereby certify that:

1. I am employed as Senior Electrical Supervising Engineer with SNC-Lavalin Engineers & Constructors Inc, 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada, M8V 1A4;

2. I am a graduate of St. Petersburg University, St. Petersburg, Russia, having been granted a Master Degree in Electrical Engineering in 1959;

3. I am a Professional Engineer in good standing, License #14617013, registered with the Association of Professional Engineers of Ontario;

4. I have practiced my profession since 1960;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I have worked in the field of electrical engineering for over 42 years, including gold, and mining electrical engineering for over 8 years;

6. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Toronto, Canada September, 2003



E. Forer, P.Eng.

CERTIFICATE

As the Electrical Engineer of the Brazilian engineering group "GEST - Engenharia e Consultoria Ltda." of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Elisabete Cançado Ferreira, do hereby certify that:

1. I am shareholder of the Brazilian engineering group "GEST - Engenharia e Consultoria Ltda." as Electrical Engineer, address Rua Getulio Vargas, number 144, first floor, Nova Lima City, Minas Gerais state, Brazil – zip code 34000.000

2. I am a graduate of "UFMG – Universidade Federal de Minas Gerais" in Electrical Engineering in 1974;

3. I am a Professional Engineer in good standing, Brazilian License # 13735 D , registered with the Association of Professional Engineers of Brazil, named CREA – Conselho Regional de Engenharia e Arquitetura";

4. I have practiced my profession since 1974;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I having worked in Electrical projects for over 29 years. I worked in Anglo American Group for 20 years with gold, nickel, copper mineral projects and as Project Manager for over 5 years;

6. I personally completed site visits to the property from May 19 – May 23, 2003;

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Nova Lima City, Minas Gerais state, Brazil, September 22, 2003.

Elisabete Cançado Ferreira - Electrical Engineer
Elisabete Cançado Ferreira

CERTIFICATE

As the instrumentation Engineer and Project Manager of the Brazilian engineering group "GEST - Engenharia e Consultoria Ltda." of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Jaime Oliveira do hereby certify that:

1. I am shareholder and Senior Intrumentation Engineer, responsible for the Instrumentation, automation and as financial Director of the Brazilian engineering group "GEST - Engenharia e Consultoria Ltda." address Rua Getulio Vargas, number 144, first floor, Nova Lima City, Minas Gerais state, Brazil – zip code 34000.000;

2. I am a graduate of "PUC – Puntificia Universidade Catolica" in Electrical Engineering in 1980;

3. I am a Professional Engineer in good standing, Brazilaian License # 26.810D (, registered with the Association of Professional Engineers of Brazil, named CREA – Conselho Regional de Engenharia e Arquitetura de Minas Gerais";

4. I have practiced my profession since 1980;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I having worked in Electrical Engineering and Instrumentation for over 23 years. I worked in Anglo American Group for 20 years with gold, nickel, copper mineral projects and as Project Manager for over 5 years;

6. I personally completed site visits to the property from May 19 – May 23, 2003;

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Nova Lima City, Minas Gerais state, Brazil,   September 22, 2003.

Jaime Oliveira - Instrumentation Engineer



CERTIFICATE

As the Environmental Manager responsible for oversight of the environmental aspects of this Technical Report entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corporation, National Instrument Form 43-101F1 Technical Report" on certain mineral properties of Jacobina Mineração e Comércio S.A. in the Jacobina area, State of Bahia, Brazil in which Desert Sun Mining Corp. is to earn an interest, I, Stephen Lindley do hereby certify that:

1. I am employed as Director, Environment with SNC-Lavalin Engineers & Constructors Inc, 2200 Lake Shore Blvd. West, Toronto, Ontario, Canada, M8V 1A4;

2. I am a graduate of Middlebury College, Vermont, USA, having been granted a B.A. in Biology in 1980; and the University of Guelph, Ontario, Canada, having received an M.Sc. in Rural Planning in 1983;

3. I am a Professional Planner in good standing, registered with the Canadian Institute of Planners;

4. I have practiced my profession since 1983;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I having worked in the field of environmental management for over 20 years, including gold, and mining consultancy for over 9 years;

6. I personally completed site visits to the property from May 27 to May 29, 2003;

7. I am not aware of any material facts, changes or omissions with respect to the subject matter of this Report, which is not reflected in the Report, the omission to disclose which makes the report misleading;

8. I have had no prior involvement with the mineral properties that are subject to the report;

9. I did not receive, nor do I expect to receive any interest, direct or indirect, in the Jacobina Project or securities of Desert Sun Mining Corp.;

10. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Toronto, Canada September, 2003



Stephen K. Lindley, RPP, MCIP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Desert Sun Mining Corp. -- SEC File No. 0-29610
(Registrant)


Date: January 28, 2004   By /s/ <u>Stan Bharti</u>_____
                            Stan Bharti, President/CEO/Director